2003 **Annual Report**



MREIC | Monmouth Real Estate Investment Corporation


Equity Market Capitalization
Millions of Dollars
120
100
80
60
40
20
0
1999
2000
2001
2002
2003


FFO Growth
Millions of Dollars
10.0
8.0
6.0
4.0
2.0
0
1999
2000
2001
2002
2003


Gross Leasable Area
Million Square Feet
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003


Total Shareholder Return (Annual)
200%
150%
100%
50%
0%
-50%
1999
2000
2001
2002
2003
MNRTA
Morgan Stanley REIT Index
S&P 500
Nasdaq

Note: Certain sections in this annual report contain forward-looking statements. The future often brings developments that we did not anticipate. Under Federal Securities Laws, companies are protected against being sued for forward-looking statements as long as the company identifies the statements and discusses the uncertainties. Industrial properties are noted for their stability and predictability, but even these properties are adversely affected by national or regional declines in economic conditions, changes in interest rates and operating costs, overbuilding, earthquakes, floods and tornadoes. Litigation and governmental regulations (including environmental and rent control regulations) are not predictable. Adverse trends in occupancy and rental rates may be difficult to recognize until several years' results are in. Forward-looking statements in this report include these items and those statements that refer to future capital resources, profitability and portfolio performance or other future events. Readers are cautioned not to place reliance on forward-looking statements without considering the uncertainties mentioned.

Message from the President



December 23, 2003

Dear Shareholder:

On behalf of the Board of Directors and Officers of Monmouth Real Estate Investment Corporation (MREIC), I am pleased to present MREIC's Annual Report for the year ended September 30, 2003. Thirty-five years have been devoted to making our Company a successful Real Estate Investment Trust (REIT).

MREIC had an excellent year in fiscal 2003. For the year ended September 30, 2003, funds from operations was $9,680,000 or $0.70 a share, as compared to $7,595,000 or $0.68 a share for the prior year. Net income for the year ended September 30, 2003 was $6,120,000 or $0.44 a share as compared to $4,478,000 or $0.40 a share for 2002.

MREIC's business plan is to invest in industrial properties occupied by investment grade tenants on long-term net leases. During the fiscal year ended September 30, 2003, MREIC acquired three properties in accordance with its business plan: an industrial warehouse located in Tolleson, Arizona, which is leased to Western Container; an industrial warehouse located in Ft. Myers, Florida, which is leased to FedEx Ground Package System, Inc.; and an industrial warehouse located in Edwardsville, Kansas, which is leased to Carlisle Tire and Wheel Company. These acquisitions increased the square footage of the portfolio by approximately 19% to 3,545,934 square feet. MREIC's portfolio currently consists of thirty-two industrial buildings, one shopping center and a minority interest in a joint venture investment.

MREIC has been a pioneer in the REIT industry. Very few REITs have a thirty-five year history, and MREIC is one of only twelve REITs to have paid dividends for thirty years. MREIC pioneered the use of a Dividend Reinvestment and Stock Purchase Plan.

MREIC's equity market capitalization was $120,000,000 as of October 21, 2003 with 15,147,544 shares outstanding at a price of approximately $8.40 per share. MREIC's total assets, total earnings and total funds from operations have increased substantially in recent years. Management is proud to announce that MREIC was recently included in the Morgan Stanley REIT Index.

We believe that we have created an exceptional company in MREIC. We are very proud of our loyal staff and our award-winning investment grade properties. We are also very proud of our loyal individual shareholder base.

In line with our concept of creating a quality REIT, we are now engaged in deleveraging MREIC's balance sheet. While our strategy of investing in other REITs has been very successful, we felt it was appropriate to reduce the portfolio from its peak level of $25 million. Substantial gains have been realized. Our current plan is to own approximately $20 million in REIT securities almost free and clear. This will give MREIC a stronger balance sheet and financial flexibility.

Our view of the future has always been an optimistic one for real estate investment. We anticipate our country growing in population by 30,000,000 people over the next ten years, the Gross National Product increasing 35% and mild inflation of approximately 25% over the next ten years. No one can predict with certainty property values ten years from now. There are always events that we do not anticipate, some favorable and some unfavorable but, because of the positive fundamental basic trends that we forecast, we remain optimistic about the potential future value of our portfolio of industrial distribution facilities.

I encourage shareholders to visit MREIC's home page on the Internet. The website, www.mreic.com, provides more editorial material than can be included in the Annual Report. Management's speeches to securities analysts are available there and should be of interest to shareholders.

Very truly yours,

Eugene W. Landy
President

Message from the Executive Vice President



December 23, 2003

Dear Fellow Shareholders:

September 30, 2003 marks the end of the thirty-fifth year of operation for Monmouth Real Estate Investment Corporation. I am very pleased with our results this year, which were achieved despite challenging real estate market conditions throughout the country. Highlights of the year, in addition to continued increases in the property portfolio, include the reincorporation of the company in Maryland, the achievement of the $100 million market capitalization benchmark, the continued good performance of the REIT securities portfolio, and successful lease renewals.

During the 2003 fiscal year, three properties totaling 557,511 square feet of space were added to the portfolio, at a total purchase price of approximately $26,200,000. This represents approximately a 19% increase in the square footage of the portfolio. These properties are all of very high quality and are in keeping with MREIC's business plan.

In addition, an 18,000 square foot expansion of the FedEx Ground building in Union City, Ohio was completed, bringing our total square footage to over 3.5 million. The agreement to expand the building for the tenant included a new ten year lease on the property. We are very pleased to be able to accommodate our tenants' needs for additional space, and we are optimistic about the prospect for other expansions in coming years. Toward that end, we maintain a continuing dialogue with our tenants regarding their space needs and the expansion potential of the buildings they occupy.

In May 2003, after the shareholders voted overwhelmingly in favor of the proposal, MREIC was reincorporated in Maryland. Greater than half of all REITs are incorporated in Maryland, and the board of directors believes that being organized under Maryland law will be beneficial to the company in terms of capital raising, tax savings, and preservation of the company's REIT status.

In my letter to shareholders in the 2002 annual report, I discussed the very important and ambitious goal of surpassing the $100 million market capitalization benchmark in order to increase the company's ability to attract capital. I am proud to report that the company has exceeded that goal by a wide margin: as of December 15, 2003, the market capitalization of MREIC was approximately $120 million. As a result of achieving this milestone, on June 30, 2003 MREIC was added to the Morgan Stanley REIT Index, which resulted in increased and continuing institutional interest in the company.

On an ongoing basis, we have been focusing a great deal of attention on renewing leases on existing properties. These efforts have paid off and we have had great success with the renewals for 2003 and 2004. Seven leases totaling approximately 418,000 square feet had expiration dates between September, 2003 and December 31, 2004. Six of the seven have new expiration dates ranging from September, 2004 to June, 2008, and the seventh is in the final stages of negotiation for a long term renewal. Most importantly, only one tenant in a property with an expiring lease vacated the property, and that vacancy was filled expeditiously. The new expiration dates may be found in the "Equity Holdings" section of the annual report.

As a result of our commitment to our business plan, we faced significant challenges during 2003 in identifying properties of the caliber we seek at prices we feel are commensurate with the risk of the investment. There has been a marked increase in the number of prospective purchasers for each suitable building on the market due to a reduction in deliveries of new warehouse and distribution properties and an increase in investors seeking good returns. While it took considerably greater effort this year than in prior years to locate suitable acquisitions, the increased exertion required to identify and acquire appropriate properties resulted in an expansion of the company's network of real estate professionals throughout the country. I am optimistic that this network will be instrumental in building a substantial pipeline of acquisitions once market factors change and the supply of warehouse and distribution space available for purchase increases.

As 2004 begins, the focus remains on expanding the portfolio through selective acquisitions while maintaining continued good relationships with existing tenants. In light of new corporate governance regulations established by the SEC and the stock exchanges, management's attention will also be directed toward adherence to these new regulations. I expect that in 2004 MREIC will continue on its path of growth and prosperity, and I am very excited for the future prospects of the company.

Very truly yours,



Cynthia J. Morgenstern
Executive Vice President

Company Profile

Monmouth Real Estate Investment Corporation has...

- Produced strong total rates of return for shareholders.
- A thirty-five year track record of profitable operations.
- Paid dividends for thirty years.
- An operating cash flow secured by investment-grade tenants.

Monmouth Real Estate Investment Corporation (MREIC) has enjoyed a long history of successful investment in real estate. Over the past thirty-five years, the Company has cultivated an impressive portfolio of high-quality industrial properties totaling over 3.5 million square feet of leasable area secured by long-term net leases to investment grade tenants. In addition, the Company owns a portfolio of REIT securities totaling over $25,000,000 at September 30, 2003.

Fiscal year 2003 was an excellent year during which MREIC's market-cap reached a new high. Funds from operations increased to $.70 per share*, and the Company was added to the Morgan Stanley REIT Index.

MREIC's continued solid growth is reflected in the Company's total return (dividends plus capital appreciation) of 32.3% for calendar year 2003, in addition to its ability to pay shareholders an annual dividend rate of $.58. At September 30, 2003, MREIC had 15,090,649 shares outstanding.

Shareholders are encouraged to participate in MREIC's Dividend Reinvestment and Stock Purchase Plan, which represents an efficient way for the Company to raise additional capital.

* See additional discussion concerning FFO in the accompanying 10-K on pages 14 and 15.

Market History

The following is a calendar year end stock review:

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation (Depreciation)	Total Yield
1997	1,226,000	5.750	6.500	0.515	13.0%	22.0%
1998	3,349,000	6.500	5.500	0.5375	(15.4%)	(7.1%)
1999	7,495,000	5.500	4.815	0.575	(12.5%)	(2.0%)
2000	8,708,000	4.815	5.000	0.58	3.8%	15.8%
2001	4,743,000 *	5.000	6.450	0.58	29.0%	40.6%
2002	4,253,400	6.450	6.920	0.58	7.3%	16.3%
2003	**4,372,400**	**6.920**	**8.690**	**0.58**	**25.6%**	**32.3%**

* Under NASDAQ's new system of reporting.

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ/NMS: symbol MNRTA).

The following is a 10-year dividend payment and income analysis:

Fiscal Year Ended September 30,	Net Income	Dividends
2003	**6,120,343**	**$ .58**
2002	4,478,145	.58
2001	4,123,054	.58
2000	3,589,397	.58
1999	3,796,760	.5675
1998	2,499,922	.53
1997	1,881,154	.51
1996	1,396,099	.50
1995	985,933	.50
1994	1,407,047	.50

Shareholder Investment Plan

MREIC instituted a Dividend Reinvestment and Stock Purchase Plan in 1987 which allows shareholders to reinvest dividends and make additional cash purchases of shares. This Plan allows shareholders to accumulate stock at a 5% discount from the market price, free of any brokerage charges.

Shareholder investment plans have substantial advantages for both MREIC and its shareholders:

1. Real estate investment trusts must pay out to shareholders at least 90% of their taxable income in dividends. A shareholder investment plan is a means for a REIT to grow with reinvested income paid in at the option of the shareholder. The REIT raises new capital without paying commissions and other expenses. This reduces the costs of raising capital for the REIT. The savings to the REIT are partially passed on to the shareholders by allowing them to buy shares at a 5% discount from market.
2. During the fiscal year 2003, MREIC paid a dividend of $.58 a share. This provides our shareholders, based on current market price of $8.69 per share, with a yield of approximately 6.7%. Shareholders purchasing optional cash shares through the Plan at a 5% discount from market will achieve a first year total return of approximately 11.7%. Stock market fluctuations can raise or lower this return.

The response to MREIC's Dividend Reinvestment and Stock Purchase Plan has been very strong. MREIC estimates it will increase its capital through the Plan at the rate of $5,000,000 a year over the next five years. Increased cash flows can provide MREIC with the additional borrowing power to increase its loans and property portfolio holdings.

Shareholders can reinvest their dividends to purchase additional shares directly from MREIC. In addition, they can invest optional cash amounts up to $1,000 a month to purchase additional shares. MREIC has the right to grant waivers of the dollar limitation. Shareholders interested in investing greater amounts should contact the Company.

Equity Holdings

MREIC operates as a real estate investment trust (REIT), specializing in industrial properties on long-term net leases to investment grade tenants. The net-lease structure eliminates the majority of real estate operating risk by transferring taxes, insurance, and maintenance expenses to the tenant, thus providing increased stability to our operating cash flow over the long term. The following is a brief description of the Company's real estate holdings at September 30, 2003:



Edwardsville, Kansas

This 179,280 square foot warehouse facility was purchased April 1, 2003, and is 100% net-leased to Carlisle Tire & Wheel Company. The average annual rental income over the term of the lease is approximately $671,000 ($3.74 per square foot). The lease expires May 31, 2012.



Ft. Myers, Florida

This 90,020 square foot warehouse facility was purchased November 21, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $400,000 ($4.44 per square foot). The lease expires October 31, 2011.



Tolleson, Arizona

This 288,211 square foot warehouse facility was purchased November 6, 2002, and is 100% net-leased to Western Container Corporation and guaranteed by Coca Cola Enterprises, Inc. The average annual rental income over the term of the lease is approximately $1,243,000 ($4.31 per square foot). The lease expires April 30, 2012.

Equity Holdings

Elgin, Illinois

This 89,052 square foot warehouse facility was purchased April 10, 2002, and is 100% net-leased to Reynolds Metals Company, which assigned its interest to Integris Metals, Inc. The average annual rental income over the term of the lease is approximately $614,000 ($6.89 per square foot). The lease expires January 31, 2012.



Winston-Salem, North Carolina

This 106,507 square foot warehouse facility was purchased January 30, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $637,000 ($5.98 per square foot). The lease expires December 31, 2011.



Monroe, North Carolina

This 160,000 square foot warehouse facility was purchased November 2, 2001, and is 100% net-leased to Hughes Supply, Inc. The average annual rental income over the term of the lease is approximately $589,000 ($3.68 per square foot). The lease expires October 31, 2011.



Granite City, Illinois

This 184,800 square foot distribution and warehouse facility was purchased October 12, 2001, and is 100% net-leased to Anheuser-Busch, Inc. The average annual rental income over the term of the lease is approximately $1,147,000 ($6.21 per square foot). The lease expires May 31, 2011.



Equity Holdings

Beltsville, Maryland

This 109,705 square foot warehouse facility was purchased April 24, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $892,000 ($8.13 per square foot). This lease expires December 31, 2010.



Cudahy, Wisconsin

This 114,123 square foot warehouse facility was purchased April 17, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $572,000 ($5.01 per square foot). The lease expires March 31, 2011.


Fed

Newington, Connecticut

This 54,812 square foot warehouse facility was purchased March 15, 2001, and is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $340,000 ($6.20 per square foot). The lease expires February 28, 2011.



St. Joseph, Missouri

This 388,671 square foot warehouse facility was purchased February 6, 2001 through the assumption of a leasehold interest, and is 100% net-leased to Mead Corporation. The average annual rental income over the term of the lease is approximately $1,239,000 ($3.19 per square foot). The lease expires November 30, 2015.



Equity Holdings

Richmond, Virginia

This 112,799 square foot warehouse facility was purchased November 14, 2000, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $707,000 ($6.27 per square foot). The lease expires October 21, 2009.



Union Township, Ohio

This 103,818 square foot warehouse facility purchased February 18, 1999, is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The building was expanded from 85,508 square feet in 2003. The average annual rental income over the term of the lease is approximately $493,000 ($ 4.75 per square foot). The lease was extended in conjunction with the building expansion to expire on August 31, 2013.



Jacksonville, Florida

This 95,883 square foot warehouse facility was purchased July 28, 1999, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $526,000 ($5.49 per square foot). The lease expires May 31, 2008.



Charlottesville, Virginia

This 49,900 square foot warehouse facility was purchased June 1, 1999, and is 100% net leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $363,000 ($7.27 per square foot). The lease expires August 31, 2008.



Equity Holdings

Omaha, Nebraska

This 88,140 square foot warehouse facility was purchased December 11, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $516,000 ($5.85 per square foot). The lease expires October 31, 2008.



Liberty, Missouri

This 98,200 square foot warehouse facility was purchased August 26, 1998, and is 100% net-leased to Lear Corporation. The average annual rental income over the term of the lease is approximately $699,000 ($7.12 per square foot). The lease expires December 31, 2007.



Romulus, Michigan

This 72,000 square foot warehouse facility was purchased June 22, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $396,000 ($5.50 per square foot). The lease expires May 31, 2008.



Burr Ridge, Illinois

This 12,477 square foot warehouse facility was purchased December 9, 1997, and is 100% net-leased to the Sherwin-Williams Company. The average annual rental income over the term of the lease is $151,000 ($12.10 per square foot). The lease expires on October 31, 2009.



Equity Holdings

Teterboro, New Jersey

The Company holds a 25% ownership interest in a limited liability company, Hollister '97, LLC. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.



Schaumburg, Illinois

This 73,500 square foot warehouse facility was purchased June 11, 1997, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $463,000 ($6.30 per square foot). The lease expires March 31, 2007.



Fayetteville, North Carolina

This 148,000 square foot warehouse facility was purchased May 28, 1997, and is 100% net-leased to Belk Enterprises. The average annual rental income over the term of the Belk lease is approximately $470,000 ($3.18 per square foot). In 2003, Belk subleased the building to USC Solutions, but remains obligated under its lease which expires June 30, 2006.



O'Fallon, Missouri

This 102,135 square foot warehouse facility was purchased October 13, 1994, and is 100% net-leased to PPG Industries, Inc. The average annual rental income over the term of the lease is approximately $372,000 ($3.64 per square foot). The lease expires on June 30, 2006.



Equity Holdings

Richland, Mississippi

This 36,000 square foot warehouse facility was purchased March 29, 1994, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $140,000 ($3.89 per square foot). The lease expires March 31, 2004.



Urbandale, Iowa

This 36,150 square foot warehouse facility was purchased in March 31, 1994, and is 100% net-leased to Glazers Distributors of Iowa, Inc. The average annual rental income over the term of the lease is approximately $121,000 ($3.35 per square foot). The lease expires June 30, 2008.



Wichita, Kansas

This 44,136 square foot warehouse facility was purchased February 17, 1994, and is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $193,000 ($4.37 per square foot). The Keebler lease expires May 31, 2005.



Franklin, Massachusetts

This 84,376 square foot warehouse facility was purchased October 19, 1993, and is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $516,000 ($6.12 per square foot). The lease was extended in 2003 to its new expiration date of January 31, 2007.



Equity Holdings

Jackson, Mississippi

This 26,340 square foot warehouse facility, purchased July 16, 1993 is currently 100% net-leased to Oxford Automotive Alabama, Inc., on a month-to-month basis. The annual rental income over the term of the lease is approximately $145,000 ($5.50 per square foot). The lease expires on September 8, 2004.



Greensboro, North Carolina

This 40,560 square foot warehouse facility was purchased April 15, 1993, and is 100% net-leased to Keebler Company. The average rental income over the term of the lease is approximately $215,000 ($5.30 per square foot). The lease was extended in 2003 to its new expiration date of February 28, 2006.



South Brunswick, New Jersey

This 144,520 square foot warehouse facility was purchased March 30, 1993, and is 100% net-leased to McMaster Carr Supply Company. The average annual rental income over the term of the lease is approximately $673,000 ($4.66 per square foot). The lease was extended in 2003 to its new expiration date of September 30, 2005.



Orangeburg, New York

This 50,400 square foot warehouse facility was purchased November 25, 1992, and is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $390,000 ($7.74 per square foot). The lease was extended in 2003 to its new expiration date of December 31, 2004.



Equity Holdings

Monaca, Pennsylvania



The Moor Industrial Park was originally purchased in 1973, sold to another company, and then reacquired January 1, 1988. The park consists of approximately 292,000 square feet of rentable space situated on 23 acres, 1,200 feet of which sits on undeveloped river frontage. The leases are all short term at relative low rents compared to the Company's other properties. The current annual gross rental income is approximately $421,000. At September 30, 2003 this property was 56% occupied (163,520 square feet; $2.57 per square foot of rented space).

Ramsey, New Jersey



Ramsey Industrial Park, consisting of a 44,719 square foot building located on East Crescent Avenue, was purchased February 27, 1969, and is 100% net leased to Bogen Photo, Inc. The average annual rental income over the term of the lease is approximately $285,000 ($6.37 per square foot). The lease expires September 30, 2006.

Somerset, New Jersey



The Company owns a two-thirds undivided interest in this shopping center, with the remaining one-third interest owned by D&E Realty, an unrelated entity. All assets, liabilities, income and expense are allocated to the owners based upon their respective ownership percentages. The total rentable space in this shopping center is approximately 42,800 square feet. An additional 21,365 square feet of land was leased to Taco Bell, Inc., on which a freestanding restaurant was completed in 1993. At September 30, 2003, the center was 97% occupied. The main store lease expires on September 30, 2007. The Company's portion of the annual gross rental income on this facility was approximately $351,000 ($8.20 per square foot).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________________ to ____________________

Commission File Number 0-4258

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	22-1897375
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3499 Route 9 North, Suite 3-C, Freehold, NJ 07728
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (732)- 577-9997

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock Class A $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 preceding months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K X .

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). X Yes __ No

The aggregate market value of voting stock held by non-affiliates of the Registrant was $119,886,644 (based on 13,875,769 shares of common stock at the closing price of $8.64 per share) as of December 15, 2003, presuming that directors and executive officers are affiliates.

There were 15,392,904 shares of common stock outstanding as of December 15, 2003.

Documents Incorporated by Reference: Exhibits incorporated by reference are listed in Part IV, Item 14 (a) (3).

PART I

ITEM 1 - BUSINESS

Monmouth Real Estate Investment Corporation (the Company) is a corporation operating as a qualified real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

The Company was incorporated in 1968 as a Delaware Corporation. On May 15, 2003, the Company changed its state of incorporation from Delaware to Maryland (the Reincorporation). The Reincorporation was approved by the Company's shareholders at the Company's annual meeting on May 6, 2003.

The Reincorporation was accomplished by the merger (the Merger) of the Company with and into its wholly-owned subsidiary, MREIC Maryland, Inc., a Maryland Corporation, (Monmouth Maryland), which was the surviving corporation in the Merger. In connection with the Merger, Monmouth Maryland changed its name to Monmouth Real Estate Investment Corporation.

As a result of the Merger each outstanding share of the Company's Class A Common stock, $.01 par value per share (the Delaware Common Stock), was converted into one share of common stock, $.01 par value, of Monmouth Maryland (the Maryland Common Stock). In addition, each outstanding option to purchase Delaware Common Stock was converted into the right to purchase Maryland Common Stock upon the same terms and conditions as immediately prior to the Merger. The Company's 1997 Stock Option Plan, as amended, was assumed and will be continued by Monmouth Maryland. The conversion of the Delaware Common Stock into Maryland Common Stock occurred without an exchange of certificates. Accordingly, certificates formerly representing shares of Delaware Common Stock are now deemed to represent the same number of shares of Maryland Common Stock.

Prior to the Merger, Monmouth Maryland had no assets or liabilities, other than nominal assets or liabilities. As a result of the Merger, Monmouth Maryland acquired all of the assets and all of the liabilities and obligations of the Company. The Merger was accounted for as if it were a "pooling of interests" rather than a purchase for financial reporting and related purposes, with the result that the historical accounts of the Company and Monmouth Maryland have been combined for all periods presented. Monmouth Maryland has the same business, properties, directors, management, status as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and principal executive offices as Monmouth Delaware.

Currently, the Company derives its income primarily from real estate rental operations. Rental and occupancy revenue was $17,888,495, $14,519,670, and $10,524,575 for the years ended September 30, 2003, 2002 and 2001, respectively. Total assets were $183,173,874 and $149,011,493 as of September 30, 2003 and 2002, respectively. The Company has approximately 3,546,000 square feet of property, of which approximately 1,034,000 square feet, or 29%, is leased to Federal Express Corporation and subsidiaries and approximately 274,000 square feet, or 8%, is leased to Keebler Company, a subsidiary of the Kellogg Company. During 2003, 2002 and 2001 rental and occupancy charges from properties leased to these companies approximated 48%, 52% and 55%, respectively, of total rental and occupancy charges.

At September 30, 2003, the Company had investments in thirty-three properties. (See Item 2 for detailed description of the properties.) These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland and Arizona. All properties are managed by a management company. All properties are leased on a net basis except Monaca, Pennsylvania.

The Company competes with other investors in real estate for attractive investment opportunities. These investors include other "equity" real estate investment trusts, limited partnerships, syndications and private investors, among others. Competition in the market areas in which the Company operates is significant and affects acquisitions and/or development of properties, occupancy levels, rental rates, and operating expenses of certain properties. Management has built relationships with merchant builders which provides the Company with investment opportunities which fit the Company's investment policy.

The Company has a flexible investment policy concentrating its investments in the area of net-leased industrial properties. The Company's strategy is to obtain a favorable yield spread between the yield from the net-leased industrial properties and mortgage interest costs. The Company continues to purchase net-leased industrial properties, since management believes that there is a potential for long-term capital appreciation through investing in well-located industrial properties. There is the risk that, on expiration of current leases, the properties can become vacant or re-leased at lower rents. The results obtained by the Company by re-leasing the properties will depend on the market for industrial properties at that time.

In fiscal 2003, the Company purchased three net-leased industrial properties for a total cost of approximately $26,200,000. In fiscal 2004, the Company anticipates acquisitions of approximately $30,000,000. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan and private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made. Because of the contingent nature of contracts to purchase real property, the Company announces acquisitions only upon closing.

The Company seeks to invest in well-located, modern buildings leased to credit worthy tenants on long-term leases. In management's opinion, newly built facilities leased to Federal Express Corporation (FDX) or FDX subsidiaries meet this criteria. The Company has a concentration of properties leased to FDX and FDX subsidiaries. This is a risk factor that shareholders should consider. FDX is a publicly-owned corporation and information on its financial business operations is readily available to the Company's shareholders.

The Company is subject to various environmental regulatory requirements related to the ownership of real estate. Investments in real property have the potential for environmental liability on the part of the owner of such property. The Company is not aware of any environmental liabilities to the Company relating to the Company's investment properties which would have a material adverse effect on the Company's business, assets, or results of operations.

ITEM 1 – BUSINESS, (CONT'D.)

The Company operates as part of a group of three public companies (all REITs) which includes United Mobile Homes, Inc., Monmouth Capital Corporation, and Monmouth Real Estate Investment Corporation (the affiliated companies). Some general and administrative expenses are allocated between the three affiliated companies based on use or services provided. The Company currently has eleven employees. Allocations of salaries and benefits are made between the affiliated companies based on the amount of the employees' time dedicated to each affiliated company.

The Company does not have an advisory contract; however, all of the properties are managed by Cronheim Management Services, a division of David Cronheim Company. In 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Cronheim Management Services received $258,626, $245,597 and $220,521, in 2003, 2002 and 2001, respectively, for the management of the properties. David Cronheim Company received $14,377, $20,194 and $26,708 in lease brokerage commissions in 2003, 2002 and 2001, respectively.

The Company continues to invest in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of the funds. The securities portfolio, to the extent not pledged to secure borrowing, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities.

Additional information about the Company can be found on the Company's website which is located at www.mreic.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by calling Investor Relations.

Risk Factors

Real Estate Industry Risks

The Company faces risks associated with local real estate conditions in areas where the Company owns properties. The Company may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants would have a negative effect on the Company.

Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;
- zoning, use and other regulatory restrictions;
- income tax laws;

- changes in interest rates and availability and costs of financing;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

The Company may be unable to compete with its larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. The Company competes for properties with other real estate investors, including other real estate investment trusts, limited partnerships, syndications and private investors, many of whom have greater financial resources, revenues, and geographical diversity than the Company has. Furthermore, the Company competes for tenants with other property owners. All of the Company's industrial properties are subject to significant local competition. The Company also competes with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth.

The Company is subject to significant regulation that inhibits our activities and increases our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require management to modify our properties. Future legislation may impose additional requirements. The Company cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties

The Company may be unable to renew leases or relet space as leases expire. While management seeks to invest in well-located, modern buildings leased to credit-worthy tenants on long term leases, a number of the Company's properties are subject to short-term leases. When a lease expires, a tenant may elect not to renew it. Management may not be able to relet the property on similar terms, if we are able to relet the property at all. Management has established an annual budget for renovation and reletting expenses that management believes is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

The Company has been and may continue to be affected negatively by tenant financial difficulties and leasing delays. A general decline in the economy may result in a decline in the demand for industrial space. As a result, the Company's tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to the Company. The Company receives a substantial portion of our income as rents under long-term leases. If tenants are unable to comply with the terms of their leases because of rising costs or falling sales, management, in our sole discretion, may deem it advisable to modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs, taxes and insurance.

The Company may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit management's ability to vary our property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of the Company's property portfolio could adversely affect the Company's financial condition and ability to service debt and make distributions to our stockholders.

Environmental liabilities could affect the Company's profitability. The Company faces possible environmental liabilities. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed on, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

Management is not aware of any environmental liabilities relating to our investment properties which would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liability claims will not arise in the future.

If our insurance coverage is inadequate or management cannot obtain acceptable insurance coverage, the Company operations could be materially adversely affected. Management generally maintains insurance policies related to the Company's business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of the Company's insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company faces risks generally associated with our debt. The Company finances a portion of our investments in properties and marketable securities through debt. This debt creates risks, including:

- rising interest rates on our floating rate debt;
- failure to repay or refinance existing debt as it matures, which may result in forced disposition of disposition of assets on disadvantageous terms;

- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

The Company faces risks associated with the use of debt to fund acquisitions, including refinancing risk. The Company is subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. Management anticipates that a portion of the principal of our debt will not be repaid prior to maturity. Therefore, the Company will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, the Company's cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. As a result, we may be forced to dispose of properties on disadvantageous terms.

Management may amend our business policies without the stockholders' approval. Our board of directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although the board of directors has no present intention to amend or reverse any of these policies, they may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. Management cannot assure you that changes in our policies will serve fully the interests of all stockholders.

Other Risks

The market value of our Common Stock could decrease based on the Company's performance and market perception and conditions. The market value of the Company's Common Stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's Common Stock is influenced by the dividend on the Company's Common Stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's Common Stock to expect a higher dividend rate, which would adversely affect the market price of our Common Stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service our indebtedness and pay dividends.

There are restrictions on the transfer of the Company's Common Stock. To maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986 (the Code), no more than 50% in value of the Company's outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, the Company's charter and bylaws contain provisions restricting the transfer of the Company's Common Stock.

The Company's earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, management invests in and owns securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, the Company's earnings could be adversely affected.

The Company is subject to restrictions that may impede management's ability to effect a change in control. Certain provisions contained in the Company's charter and bylaws, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control.

The Company may fail to qualify as a REIT. If the Company fails to qualify as a REIT, the Company will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service.

Furthermore, the Company would no longer be required to make any distributions to the Company's stockholders as a condition to REIT qualification. Any distributions to stockholders that otherwise would have been subject to tax as capital gain dividends would be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

To qualify as a REIT, and to continue to qualify as a REIT, the Company must comply with certain highly technical and complex requirements. The Company cannot be certain it has complied, and will always be able to comply, with these requirements. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to continue to qualify as a REIT. The Company cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company's qualification as a REIT or with respect to the Federal income tax consequences of qualification. The Company believes that it has qualified as a REIT since its inception and intends to continue to qualify as a REIT. However, the Company cannot assure you that the Company is qualified or will remain qualified.

The Company may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, the Company is required each year to distribute to its stockholders at least 90% of its REIT taxable income. The Company will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and to avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing.

ITEM 1 – BUSINESS, (CONT'D.)

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on our income and property. For example, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

ITEM 2 - DETAILED DESCRIPTION OF PROPERTIES

The Company operates as a real estate investment trust. Its portfolio is primarily in real estate holdings, some of which have been long-term holdings carried on the financial statements of the Company at depreciated cost. It is believed that their current market values exceed both the original cost and the depreciated cost.

The following table sets forth certain information concerning the Company's real estate investments as of September 30, 2003:

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2003	Tenant	Estimated Annual Rent	Lease Epiration
AZ	Tolleson	2003	Industrial	288,211	$10,615,499	Western Container Corp	$1,243,000	4/30/2012
CT	Newington	2001	Industrial	54,812	2,235,607	Keebler Company	340,000	2/28/2011
FL	Ft. Myers	2003	Industrial	90,020	3,131,807	Fedex Ground Package System. Inc	400,000	10/31/2011
FL	Jacksonville	1999	Industrial	95,883	3,440,326	Federal Express Corporation	526,000	5/31/2008
IL	Schaumburg	1997	Industrial	73,500	2,545,793	Federal Express Corporation	463,000	3/31/2007
IL	Burr Ridge	1997	Industrial	12,477	883,861	Sherwin-Wiliams Company	151,000	10/31/2009
IL	Granite City	2001	Industrial	184,800	8,770,809	Anheuser-Busch, Inc.	1,147,000	5/31/2011
IL	Elgin	2002	Industrial	89,052	4,735,617	Reynolds Metals Company	614,000	1/31/2012
IO	Urbandale	1994	Industrial	36,150	182,989	Glazers Distributors of Iowa, Inc.	121,000	6/30/2008
KS	Wichita	1994	Industrial	44,136	-0-	Keebler Company	193,000	5/31/2005
KS	Edwardsville	2003	Industrial	179,280	4,713,277	Carlisle Tire & Wheel Company	671,000	5/31/2012
MA	Franklin	1994	Industrial	84,376	414,965	Keebler Company	516,000	1/31/2007
MD	Beltsville	2001	Industrial	109,705	5,427,127	Fedex Ground Package System. Inc	892,000	12/31/2010
MI	Romulus	1998	Industrial	72,000	2,151,940	Federal Express Corporation	396,000	5/31/2008
MO	O' Fallon	1994	Industrial	102,135	1,095,093	PPG Industries	372,000	6/30/2006
MO	Liberty	1998	Industrial	98,200	3,637,322	Johnson Controls, Inc. (3)	699,000	12/31/2007
MO	St. Joseph	2001	Industrial	388,671	7,980,478	Mead Corporation	1,239,000	11/30/2015
MS	Jackson	1993	Industrial	26,340	373,626	Oxford Auto Alabama	145,000	month to month
MS	Richland	1994	Industrial	36,000	207,819	Federal Express Corporation	140,000	3/31/2004
NC	Fayetteville	1997	Industrial	148,000	2,801,133	Belk Enterprises, Inc. (2)	470,000	6/30/2006
NC	Greensboro	1993	Industrial	40,560	-0-	Keebler Company	215,000	2/28/2006
NC	Monroe	2001	Industrial	160,000	3,753,546	Hughs Supply, Inc.	589,000	10/31/2011
NC	Winston-Salem	2002	Industrial	106,507	4,607,334	Fedex Ground Package System. Inc	637,000	12/31/2011
NE	Omaha	1999	Industrial	88,140	3,236,441	Federal Express Corporation	516,000	10/31/2008
NJ	Ramsey	1969	Industrial	44,719	-0-	Bogen Photo, Inc.	285,000	9/30/2006
NJ	South Brunswick	1993	Industrial	144,520	-0-	McMaster Carr Supply	673,000	9/30/2005
NJ	Somerset (1)	1970	Shopping Center	42,800	-0-	various	351,000	various
NY	Orangeburg	1993	Industrial	50,400	364,498	Keebler Company	390,000	12/31/2004
OH	Union Township	2000	Industrial	85,508	2,577,450	RPS Ground	493,000	8/31/2013
PA	Monaca	1977	Industrial	292,000	-0-	various	421,000	various
VA	Charlottesville	1999	Industrial	49,900	2,233,032	Federal Express Corporation	363,000	8/31/2008
VA	Richmond	2001	Industrial	112,799	4,928,959	Federal Express Corporation	707,000	10/21/2009
WI	Cudahy	2001	Industrial	114,123	3,862,951	Fedex Ground Package System. Inc	572,000	3/31/2011
				3,545,724	$ 90,909,299		$ 16,950,000	

(1) The Company has a 2/3 interest in the property.
Estimated annual rent reflects the Company's proportionate share of the total rent on this property.
(2) Subleased to USC Solutions
(3) Subleased to Leer Corporation

ITEM 2 - DETAILED DESCRIPTION OF PROPERTIES, (CONT'D.)

The Company is a partner in a limited liability company, Hollister '97, LLC, representing a 25% ownership interest. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.

ITEM 3 – LEGAL PROCEEDINGS

None.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fiscal fourth quarter of 2003.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ symbol MNRTA). The per share range of high and low market prices and distributions paid to shareholders during each quarter of the last two years were as follows:

	2003 Market Price				2002 Market Price		
Fiscal Qtr.	High	Low	Distrib.	Fiscal Qtr.	High	Low	Distrib.
First	7.17	6.70	$.145	First	7.18	6.00	$.145
Second	7.90	6.70	.145	Second	7.00	6.41	.145
Third	8.80	7.36	.145	Third	8.01	6.68	.145
Fourth	8.77	7.31	.145	Fourth	7.29	6.55	.145
			$ .58				$ .58

The over-the-counter market quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

On September 30, 2003, the closing price was $8.11.

As of September 30, 2003, there were approximately 1,154 shareholders of record who held shares of common stock of the Company.

It is the Company's intention to continue distributing quarterly dividends. On October 1, 2003 the Company declared a dividend of $.145 per share to be paid on December 15, 2003 to shareholders of record on November 17, 2003.

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS (CONT'D.)

Equity Compensation Plan Information

The following table summarizes information, as of September 30, 2003, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	500,500	$6.83	735,000
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	500,500	$6.83	735,000

ITEM 6 – SELECTED FINANCIAL DATA

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended September 30, 2003. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	September 30,				
OPERATING DATA:	**2003**	**2002**	**2001**	**2000**	**1999**
Total Income	$20,705,805	$ 16,566,594	$12,908,204	$10,397,973	$ 8,751,219
Rental Income	17,888,495	14,519,670	10,524,575	8,559,004	7,982,334
Gains on Sales of Securities	1,018,862	909,704	632,492	110,960	-0-
Total Expenses	14,585,462	11,913,073	8,785,150	6,897,207	6,214,993
Gains (Losses) on Sales of Assets - Investment Property	-0-	(175,376)	-0-	88,631	1,260,534
Net Income	6,120,343	4,478,145	4,123,054	3,589,397	3,796,760
Net Income Per Share - Basic and Diluted	.44	.40	.43	.44	.57
BALANCE SHEET DATA:					
Total Assets	$183,173,874	$149,011,493	$119,433,470	$86,003,905	$79,424,958
Gross Investment in Real Estate	170,200,325	142,977,100	113,990,784	74,996,066	70,871,655
Mortgage Notes Payable	90,909,299	78,220,163	60,424,754	36,104,743	35,237,759
Shareholders' Equity	78,313,289	59,005,016	49,929,539	41,013,926	36,276,677
CASH FLOW DATA:					
Operating Activities	$9,725,898	$6,792,043	$4,785,236	$4,583,749	$4,493,792
Investing Activities	(35,417,062)	(30,564,641)	(32,301,411)	(8,283,278)	(24,068,573)
Financing Activities	26,068,148	24,318,591	27,149,664	2,971,162	20,669,262
OTHER INFORMATION:					
Average Number of Shares Outstanding	13,844,056	11,177,294	9,504,806	8,078,877	6,627,344
Funds from Operations*	$9,680,489	$ 7,594,618	$ 6,289,381	$ 5,203,753	$ 4,220,279
Cash Dividends Per Share	.58	.58	.58	.58	.5675

* Funds from operations (FFO), is defined as net income, excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trusts (REITs). The Company believes that FFO is helpful to investors as one of several measures of the performance of a REIT. FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding the Company's financial performance.

ITEM 6 – SELECTED FINANCIAL DATA, (CONT'D.)

FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2003	2002	2001	2000	1999
Net Income	$6,120,343	$ 4,478,145	$ 4,123,054	$3,589,397	$3,796,760
Gain/Loss on Sales of Depreciable Assets	-	175,376	-	(88,631)	(1,260,534)
Adjustment for Unconsolidated Partnerships	-	-	-	-	84,601
Depreciation	3,560,146	2,941,097	2,166,327	1,702,987	1,599,452
FFO	$9,680,489	$7,594,618	$6,289,381	$5,203,753	$ 4,220,279

ITEM 6 – SELECTED FINANCIAL DATA, (CONT'D.)

SUMMARY OF OPERATIONS BY PROPERTY
FOR THE YEARS ENDED SEPTEMBER 30,

	2003	2002	2001	2000	1999
Net Rental Income (Loss):					
Somerset, New Jersey	$ 293,177	$ 166,747	$ 270,716	$ 247,795	$ 257,143
Ramsey, New Jersey	232,785	222,078	114,702	157,488	165,994
Monaca, Pennsylvania	127,727	102,897	145,484	187,031	190,435
Monsey, New York	-0-	-0-	-0-	-0-	115,534
Orangeburg, New York	181,752	161,000	155,249	220,767	203,916
South Brunswick, New Jersey	489,916	505,744	448,308	412,634	404,304
Greensboro, North Carolina	224,251	220,285	207,361	192,358	182,442
Jackson, Mississippi	91,898	88,510	78,996	72,937	70,372
Franklin, Massachusetts	356,356	330,752	307,996	278,733	259,637
Wichita, Kansas	142,352	67,243	53,132	31,117	23,714
Urbandale, Iowa	47,250	38,001	28,631	88,628	110,817
Richland, Mississippi	87,263	80,056	69,508	58,738	51,872
O'Fallon, Missouri	199,537	177,225	130,480	101,646	85,811
Virginia Beach, Virginia*	-0-	(320,181)	(56,485)	110,359	107,227
Fayetteville, North Carolina	126,549	119,903	107,017	89,158	93,972
Schaumburg, Illinois	120,885	130,583	105,769	80,094	64,422
Burr Ridge, Illinois	41,206	39,595	33,355	41,756	9,448
Romulus, Michigan	130,652	118,385	104,130	93,874	90,261
Liberty, Missouri	264,945	243,747	222,353	206,755	120,806
Omaha, Nebraska	159,407	145,288	126,956	113,526	121,793
Charlottesville, Virginia	120,371	116,247	105,075	94,450	77,251
Jacksonville, Florida	163,079	140,924	132,789	114,921	(18,300)
Union Township, Ohio	94,872	75,140	62,314	41,177	-0-
Richmond, Virginia	224,077	320,576	198,862	-0-	-0-
St. Joseph, Missouri	222,808	190,325	155,660	-0-	-0-
Newington, Connecticut	73,400	66,321	26,670	-0-	-0-
Cudahy, Wisconsin	109,891	88,637	35,275	-0-	-0-
Beltsville, Maryland	316,619	299,699	115,176	-0-	-0-
Granite City, Illinois	184,984	299,672	-0-	-0-	-0-
Monroe, North Carolina	164,180	185,450	-0-	-0-	-0-
Winston-Salem, North Carolina	149,097	123,007	-0-	-0-	-0-
Elgin, Illinois	133,700	55,468	-0-	-0-	-0-
Tolleson, Arizona	376,824	-0-	-0-	-0-	-0-
Ft. Myers, Florida	136,885	-0-	-0-	-0-	-0-
Edwardsville, Kansas	99,440	-0-	-0-	-0-	-0-
Net Rental Income	5,888,135	4,599,324	3,485,479	3,035,942	2,788,871
Net Investment and Other Income	2,204,780	1,583,425	1,613,977	1,253,695	465,602
TOTAL	8,092,915	6,182,749	5,099,456	4,289,637	3,254,473
General & Administrative Expenses	(1,972,572)	(1,529,228)	(976,402)	(788,871)	(718,247)
Income Before (Loss) Gain on Sale of Assets-Investment Property	6,120,343	4,653,521	4,123,054	3,500,766	2,536,226
(Loss) Gain on Sale of Assets – Investment Property	-0-	(175,376)	-0-	88,631	1,260,534
NET INCOME	$ 6,120,343	$ 4,478,145	$ 4,123,054	$ 3,589,397	$ 3,796,760

*Sold in May, 2002.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's financial statements. For a detailed description of these and other accounting policies, see Note 1 in the notes to the Company's financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Statement No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (Statement 144) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable equity securities. Management reviews our marketable securities for impairment on an annual basis, or when events or circumstances occur. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security shall be written down to fair value as the new cost basis.

Revenue Recognition

Estimates are used to establish amounts receivable from tenants for such things as annualized rents, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to whether a provision for allowance for doubtful accounts receivable is necessary. The allowance for doubtful accounts reflects management's estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from our estimates, or if the Company's tenants' financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

Results of Operations

The Company's activities primarily generate rental income. Net income for the fiscal year ended September 30, 2003 was $6,120,343 as compared to $4,478,145 in 2002 and $4,123,054 in 2001. Net rental income, defined as rental and occupancy charges reduced by direct operating expenses, management fees, interest and depreciation, for the fiscal year ended September 30, 2003 was $5,888,135 as compared to $4,599,324 in 2002 and $3,485,479 in 2001.

Net rental income increased $1,288,811 in 2003 as compared to 2002. The increase is due mainly to the addition of the net rental income related to the acquisitions of properties made in 2003 at Tolleson, Arizona, Ft. Myers, Florida and Edwardsville, Kansas and the selling of the property at Virginia Beach, Virginia in 2002 which had produced a net rental loss in 2002. The Company also paid off the mortgage on the Wichita, Kansas property during 2003 resulting in an interest savings in 2003 as compared to 2002. These increases were partially offset by a decrease in the net rental income at the Granite City, Illinois property due to a full year of depreciation in 2003 as compared with partial year depreciation in 2002.

Net rental income increased $1,113,845 in 2002 as compared to 2001. The increase is due mainly to the addition of the net rental income related to the acquisitions of properties made in 2002 at Granite City, Illinois, Monroe, North Carolina, Winston-Salem, North Carolina and Elgin, Illinois and a full year of net rental income of the acquisitions of properties made in 2001. These increases were partially offset by decreases in net rental income at the Somerset, New Jersey property as a result of the main tenant going out of business and an increase in the net rental loss at the Virginia Beach, Virginia property. The Somerset, New Jersey space has been released under similar terms. The Virginia Beach property was sold in 2002.

The Company also generated net investment income from its investments in securities available for sale and Hollister '97 LLC. These securities have an average dividend yield of approximately 8.6%. Net investment and other income, which includes interest and dividend income, realized gains on securities available for sale, net reduced by margin loan interest expense increased $621,355 in 2003 as compared to 2002 due primarily to an increase in dividend and interest income and an increase in the gain on sale of securities available for sale. Net investment and other income decreased $30,552 during 2002 as compared to 2001 primarily to sales of securities available for sale resulting in a decrease in dividend income. Gain on sales of securities available for sales transactions, net amounted to $1,018,862, $909,704 and $632,492 for 2003, 2002, and 2001, respectively.

Interest expense increased $846,663 in 2003 as compared to 2002 and $1,468,658 in 2002 compared to 2001. The increases are primarily due to the acquisitions of three industrial properties in 2003 and four industrial properties in 2002.

Real estate taxes increased $605,558 in 2003 as compared to 2002 and $125,813 in 2002 as compared to 2001 due to the property acquisitions. The tenants related to the acquisitions in 2003 and 2002 are subject to net leases which require the tenants to absorb the real estate taxes as well as insurance and the majority of the repairs and maintenance. As such, the Company is reimbursed by the tenants for these real estate taxes.

Operating expenses increased $135,537 in 2003 as compared to 2002 and $178,727 in 2002 as compared to 2001. The increases in 2003 and 2002 are due mainly to insurance costs related to the new acquisitions and increased repairs and maintenance.

Office and general expenses increased $441,996 in 2003 as compared to 2002 and increased $645,839 in 2002 as compared to 2001. The increases relate mainly to increases in personnel costs due to additional employees and increases in franchise taxes. The Company has been active in acquisitions and is expanding its operations. Total assets increased from approximately $86,000,000 as of September 30, 2000 to approximately $183,000,000 as of September 30, 2003.

During 2002, the Company sold the warehouse facility in Virginia Beach, VA for a net loss of $175,376.

Off-Balance Sheet Arrangements

The Company has not executed any off-balance sheet arrangements

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. At September 30, 2003, the Company's shareholders' equity increased to $78,313,289 as compared to $59,005,016 at September 30, 2002 principally due to proceeds from the dividend reinvestment and stock purchase plan, and the proceeds from a private placement. See further discussion below.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan, proceeds from private placements, and access to the capital markets. Purchases of new properties, payments of expenses related to real estate operations, capital improvements programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

The Company's focus is on real estate investments. During the past ten years, the Company purchased thirty-one net-leased warehouse facilities at an aggregate cost of approximately $166,200,000. The Company financed these purchases primarily through mortgages on its acquisitions. The Company also has a secured $10,000,000 line of credit of which approximately $6,600,000 was available at September 30, 2003. Interest is at the bank's floating prime (4.0% at September 30, 2003) and is due monthly. The line increases to $15,000,000 in May, 2004 and expires in April, 2006.

During 2003, the Company made three acquisitions totaling approximately $26 million. The Company expects to make additional real estate investments from time to time. In 2004, the Company plans to acquire approximately $30,000,000 of net-leased industrial properties. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings and proceeds from the Dividend Reinvestment and Stock Purchase Plan or private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made. Funds generated are expected to be sufficient to meet debt service requirements and capital expenditures of the Company.

The Company also invests in debt and equity securities of other REITs as a proxy for real estate when suitable acquisitions are not available, for liquidity, and for additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. The margin loans at September 30, 2003 totaled approximately $8,500,000. During fiscal 2003, the Company's securities portfolio increased by approximately $10,200,000 primarily due to purchases of approximately $16,300,000 and a change in the unrealized gain of approximately $985,000 partially offset by sales of approximately $8,092,000. During October, 2003, the Company sold approximately $3,959,000 in securities and recorded a gain of approximately $1,091,000. The sales were made to recognize a portion of the substantial unrealized gains in the security portfolio of existing at September 30, 2003. The securities portfolio at September 30, 2003 has experienced an increase in value from cost of approximately 13%.

Cash flows provided from operating activities were $9,725,898, $6,792,043 and $4,785,236 for fiscal year 2003, 2002 and 2001, respectively. The increases in cash provided from operating activities resulted primarily from the operations of the property acquisitions of approximately $26,000,000 in 2003 and $32,000,000 in 2002.

Cash flows used in investing activities were $35,417,062, $30,564,641, and $32,301,411 for fiscal year 2003, 2002 and 2001, respectively. Cash flows used in investing activities increased in 2003 as compared to 2002 due mainly to the increase in securities purchases and decreased in 2002 as compared to 2001 due mainly to decreased acquisitions in 2002 as compared to 2001.

Cash flows provided from financing activities were $26,068,148, $24,318,591, and $27,149,664 for fiscal year 2003, 2002 and 2001, respectively. Cash flows provided from financing activities increased in 2003 as compared to 2002 due mainly to increases in cash from the issuance of common stock. The Company sold common stock in a private placement in 2003 for approximately $8,300,000 in addition to common stock sold through the Dividend Reinvestment and Stock Purchase Plan. See further explanation below. Cash flow provided from financing activities decreased in 2002 as compared to 2001 primarily due to less acquisitions made in 2002 compared to 2001 which resulted in less mortgage proceeds in 2002 as compared to 2001.

At September 30, 2003, the Company had total liabilities of $104,860,585 and total assets of $183,173,874. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

During 2003, the Company paid $7,987,624 as a dividend of $0.58 per share. Management anticipates maintaining the annual dividend rate of $0.58 per share although no assurances can be given since various economic factors can reduce the amount of cash flow available to the Company for dividends. Of the $7,987,624 in dividends paid, $3,327,957 was reinvested in the Dividend Reinvestment and Stock Purchase Plan.

The Company has a Dividend Reinvestment and Stock Purchase Plan, (the Plan), in which participants purchase stock from the Company at a discount of approximately 95% of market price. During 2003, a total of $11,887,869 in additional capital was raised. The success of the Plan has resulted in a substantial improvement in the Company's liquidity and capital resources in 2003. It is anticipated, although no assurances can be given, that a comparable level of participation will continue in the Plan in fiscal 2004. Therefore, the Company anticipates that the Plan will result in further increased liquidity and capital resources in fiscal 2004.

On February 27, 2003, the Company sold 1,257,253 shares in a private placement with Palisade Concentrated Equity Partnership, L.P. for cash of $8,324,901 or $6.6215 a share. The proceeds of the private placement were used to pay down the Company's outstanding credit facility and will be used for working capital. The Company paid approximately $107,000 in offering costs which were offset from the proceeds received.

During the year ended September 30, 2003, two directors exercised their stock options and purchased 9,500 shares for a total of $52,875. During the year ended September 30, 2002, nine officers, directors and key employees exercised their stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,617,488, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on April 30, 2012 and are collateralized by the underlying common shares. As of September 30, 2003, the balance of these notes receivable was $1,325,001.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51", which addresses consolidation by business enterprises of variable interest entities. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. On October 9, 2003, the effective date was deferred until the end of the first interim or annual period ending after December 15, 2003, for certain interests held by a public entity in certain variable interest entities or potential variable interest entities created before February 1, 2003. Management believes that this Interpretation will not have a material impact on the Company's financial statements.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with some exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. Management believes that this Statement will not have a material impact on the Company's financial statements.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. On October 29, 2003, the FASB voted to indefinitely defer certain provisions of this statement relating to non-controlling (minority) interests in finite-like entities. Management believes that this Statement will not have a material impact on the Company's financial statements

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT'D.)

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and acquisitions of the Company's real estate investment portfolio. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of September 30, 2003, concerning the Company's debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value:

Long –Term Debt: Fixed Rate		Carrying Value	Average Interest Rate	Fair Value
	2004	$ 207,819	7.50%	
	2005	962,452	7.00%	
	2006	2,801,133	-	
	2007	-0-	7.80%	
	2008	1,468,719	8.50%	
	Thereafter	85,469,176	7.15%	
	Total	$90,909,299	7.19%	$95,315,781

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT'D.)

The Company also has $3,361,198 in variable rate debt maturing in April, 2006. This debt is a line of credit. The interest is at the bank's floating prime rate and is due monthly. The interest rate was 4.0% at September 30, 2003. Additionally, the Company has $8,512,853 in variable rate debt due on demand. This debt is primarily margin loans secured by marketable securities. The interest rates on these loans range from 2.75% to 3.75% at September 30, 2003. The carrying value of the Company's variable rate debt approximates fair value at September 30, 2003.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. The Company has no significant interest rate risk relating to debt securities as they are short-term in nature.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part VI, Item 14 are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2003	12/31/02	03/31/03	06/30/03	09/30/03
Total Income	$4,588,030	$4,701,257	$5,798,227	$5,618,291
Total Expenses	3,149,602	3,559,128	3,767,316	4,109,416
Net Income	1,438,428	1,142,129	2,030,911	1,508,875
Net Income per Share	.12	.08	.14	.10
FISCAL 2002	**12/31/01**	**3/31/02**	**6/30/02**	**9/30/02**
Total Income	$3,768,291	$4,082,895	$4,541,434	$4,173,974
Total Expenses	2,565,946	3,009,853	2,978,770	3,358,504
Net Income	1,202,345	1,073,042	1,387,289	815,469(1)
Net Income Per Share	.12	.10	.12	.06

(1) Decrease due primarily to an increase in professional fees and insurance costs.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A - CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Company's management, have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

The Company's Chief Executive Officer and Chief Financial Officer have also concluded that there have not been any changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following are the Directors and Executive Officers of the Company as of September 30, 2003:

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Ernest V. Bencivenga	85	Secretary/Treasurer (1968 to present) and Director. Financial Consultant (1976 to present); Treasurer and Director (1961 to present) and Secretary (1967 to present) of Monmouth Capital Corporation, an affiliate of the Company; Treasurer and Director (1969 to present) and Secretary/Treasurer (1984 to present) of United Mobile Homes, Inc., an affiliated company.	1968
Anna T. Chew	45	Chief Financial Officer (1991 to present) and Director. Certified Public Accountant. Vice President (1995 to present) and Director (1994 to present) of United Mobile Homes, Inc., an affiliated company. Chief Financial Officer (1991 to present of Monmouth Capital Corporation, an affiliated company.	1993
Daniel D. Cronheim	48	Director. Attorney at Law (1982 to present); Executive Vice President (1989 to present) and General Counsel (1983 to present) of David Cronheim Company.	1989
Matthew I. Hirsch	44	Director. Attorney at law (1985 to present); Adjunct Professor of Law (1993 to present) Widener University School of Law.	2000
Charles P. Kaempffer	66	Director. Investor; Director (1970 to present) of Monmouth Capital Corporation, an affiliated company; Director (1969 to present) of United Mobile Homes, Inc., an affiliated company. Vice Chairman and Director (1996 to present) of Community Bank of New Jersey.	1974
Eugene W. Landy	70	President (1968 to present) and Director. Attorney at Law; President and Director (1961 to present) of Monmouth Capital Corporation, an affiliated company; Chairman of the Board (1995 to present), President (1969 to present) of United Mobile Homes, Inc., an affiliated company.	1968

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Samuel A. Landy	43	Director. Attorney at Law (1985 to present); President (1995 to present), Vice President (1991 to 1995) and Director (1992 to present) of United Mobile Homes, Inc., an affiliated company; Director (1994 to present) of Monmouth Capital Corporation, an affiliated company.	1989
Cynthia J. Morgenstern	34	Executive Vice President and Director. Vice President (1996 to 2001) Summit Bank, Commercial Real Estate Division.	2002
John R. Sampson	49	Director. Senior Portfolio Manager at Fox Asset Management, Inc. (1998 to present); Principal at Pharos Management and Principia Partners LLC (1995 to 1998) specializing in fixed income consulting and research for the securities industry.	2001
Peter J. Weidhorn	56	Director. Investor; Director of real estate management/acquisitions at Kushner Companies (2000-2003); Chairman of the Board, President/CEO WNY Group, Inc. a real estate investment trust that owned and operated 8,000 apartments prior to its sale to the Kushner Companies (1998-2000); Director BNP Residential Properties, Inc. (2001 to present); Director The Community Development Trust, Inc. (2003 to present); Trustee of the CentraState Healthcare Foundation, Inc. and Vice Chairman and Trustee of the Union for Reform Judaism.	2001
Stephen B. Wolgin	49	Director. Principal of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York; Principal of the Wolgin Group (2000-2003); prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis.	2003

ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT (CONT'D.)

Audit Committee

The Company's Board of Directors has determined that at least one member of the Audit Committee is a financial expert.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.mreic.com, as well as attached to this filing at Exhibit 14.

ITEM 11 - EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows compensation paid or accrued by the Company for services rendered during 2003, 2002 and 2001 to the Chairman of the Board and President, and Executive Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and Principal Position	Annual Compensation				
	Year	Salary	Bonus	Options Granted	Other
Eugene W. Landy	2003	$150,000	$30,000	65,000	$94,000(1)
Chairman of the Board	2002	150,000	30,000	65,000	75,300 (1)
and President	2001	150,000	30,000	65,000	105,200 (1)
Cynthia Morgenstern	2003	$139,077	$9,615	-0-	$21,905(2)
Executive Vice President	2002	121,250	8,462	50,000	6,438 (2)
	2001	78,269	-0-	-0-	-0-

(1) Represents Director's fees of $17,500, $16,300 and $8,700 for 2003, 2002 and 2001, respectively, paid to Mr. Landy; accrual for pension and other benefits of $59,000, $59,000 and $49,000 for 2003, 2002 and 2001, respectively, in accordance with Mr. Landy's employment contract; and legal fees of $17,500, $-0- and $47,500 for 2003, 2002 and 2001, respectively.

(2) Represents Director's fees and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

Stock Option Plan

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended September 30, 2003:

Name	Options Granted	Percent Granted to Employees	Price Per Share	Expiration Date	Potential Realized Value at Assumed Annual Rates for Option Terms 5%	10%
Eugene W. Landy	65,000	100%	$6.90	1/22/11	$181,500	$465,500

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at September 30, 2003:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable	Value of Unexercised Options At Year-End Exercisable/ Unexercisable
Eugene W. Landy	-0-	N/A	195,000/65,000	$320,775/$78,650
Cynthia Morgenstern	-0-	N/A	50,000/-0-	$49,000/-0-

Employment Agreements

On December 9, 1994, the Company and Eugene W. Landy entered into an Employment Agreement under which Mr. Landy receives an annual base compensation of $150,000 (as amended, increased in 2001), plus bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses awarded as voted by the Board of Directors. The Employment Agreement is terminable by either party at any time, subject to certain notice requirements. On severance of employment for any reason, Mr. Landy will receive severance of $300,000, payable $100,000 on severance and $100,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation shall continue for a period of three years, payable monthly. On retirement, Mr. Landy shall receive a pension of $40,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary shall receive $300,000, $150,000 thirty days after death and the balance one year after death. The Employment agreement terminated December 31, 2000, and was automatically renewed and extended for successive one-year periods.

Effective January 15, 2003, the Company and Cynthia J. Morgenstern entered into a one year employment agreement under which Ms. Morgenstern receives an annual base salary of $145,000 plus bonuses and customary fringe benefits. In the event of disability, her salary shall continue for a period of two years.

ITEM 11 - EXECUTIVE COMPENSATION, (CONT'D.)

Other Information

During 2001, the Directors received a fee of $1,000 for each Board Meeting attended, and an additional fixed annual fee of $7,600 payable quarterly. Effective April 1, 2002, the meeting fee was increased to $1,500 and the fixed annual fee was increased to $10,000. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee and Stock Option Committee.

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees and, at present, has no intention of instituting such plans.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company. The David Cronheim Company received $14,377 in lease brokerage commissions in 2003. Cronheim Management Services, a division of David Cronheim Company, received the sum of $258,626 in 2003 for management fees. In 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Management believes that the aforesaid fees are no more than what the Company would pay for comparable services elsewhere.

Report of Board of Directors on Executive Compensation

Overview and Philosophy

The Company has a Compensation Committee consisting of two independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices, thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

The final criteria in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

ITEM 11 - EXECUTIVE COMPENSATION, (CONT'D.)

Evaluation

The Company's funds from operations continue to increase. The Committee reviewed the growth of the Company and progress made by Eugene W. Landy, Chief Executive Officer and whether his accomplishments met the bonus goals outlined in his employment contract. His base compensation under this contract was increased in 2001 to $150,000 per year, and his bonus for 2003 was $30,000.

Compensation Committee:
Daniel D. Cronheim
Matthew I. Hirsch

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the NAREIT All REIT Total Return Index, published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.


DOLLARS
250
200
150
100
50
0
210
172
168
136
135
124
141
126
102
80
98
1998
1999
2000
2001
2002
2003
YEAR ENDED SEPTEMBER 30,
Monmouth Real Estate Investment Corp
NAREIT
S&P 500

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists information with respect to the beneficial ownership of the Company's Common Stock (the Shares) as of September 30, 2003 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o Monmouth Real Estate Investment Corporation, Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of September 30, 2003 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
United Mobile Homes, Inc. 3499 Route 9, Suite 3-C Freehold, NJ 07728	794,480	5.27%
Oakland Financial Corporation 34200 Mound Road Sterling Heights, MI 48310	1,073,618 (3)	7.11%
Palisades Capital Management LLC One Bridge Plaza Suite 695 Fort Lee, NJ 07027	1,257,253	8.33%
Ernest V. Bencivenga	47,255 (4)	0.31%
Anna T. Chew	96,896 (5)	0.64%
Daniel D. Cronheim	60,289(6)	0.40%
Matthew I. Hirsch	44,186 (7)	0.29%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Charles P. Kaempffer	68,012 (8)	0.45%
Eugene W. Landy	851,842 (9)	5.57%
Samuel A. Landy	227,860 (10)	1.51%
Cynthia J. Morgenstern	56,608 (11)	0.37%
John R. Sampson	40,687 (12)	0.27%
Peter J. Weidhorn	21,000 (13)	0.14%
Stephen B. Wolgin	2,500	0.02%
Directors and Officers as a Group	1,517,135 (14)	9.79%

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of shares outstanding on September 30, 2003 which was 15,090,649.

(3) Based upon correspondence dated October 21, 2003 from Oakland Financial Corporation (Oakland), Liberty Bell Agency, Inc. (Liberty Bell), and Cherokee Insurance Company (Cherokee), as of June 30, 2003, Oakland owns 6,833 Shares, Liberty Bell owns 580,436 Shares and Cherokee owns 452,074 Shares, and Matthew T. Moroun owns 34,275 Shares. Amendment No. 2 to Schedule 13-D dated October 1, 2002 filed with the SEC by Oakland, indicates that Oakland shares voting and dispositive power with respect to those Shares with Liberty Bell and Cherokee, both of which are wholly-owned subsidiaries of Oakland. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland, Liberty Bell and Cherokee.

(4) Includes 15,000 Shares issuable upon exercise of a Stock Option.

(5) Includes (a) 35,863 Shares owned jointly with Ms. Chew's husband; and (2) 11,033 Shares held in Ms. Chew's 401(k) Plan. Includes 50,000 Shares issuable upon exercise of a Stock Option.

(6) Includes 15,000 Shares issuable upon exercise of a Stock Option.

(7) Owned jointly with Mr. Hirsch's wife. Includes 15,500 Shares issuable upon exercise of a Stock Option.

(8) Includes 15,534 Shares owned b y Mr. Kaempffer's wife: (b) 1,080 Shares in joint name with Mrs. Kaempffer; and (c) 1,425 Shares held in the Charles P. Kaempffer Defined Benefit Pension Plan of which Mr. Kaempffer is Trustee with power to vote. Includes 15,000 Shares issuable upon exercise of a Stock Option.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, (CONT'D.)

(9) Includes 83,405 Shares owned by Mr. Landy's wife; (b) 161,764 Shares held in the Landy & Landy Employees' Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote; (c) 126,585 Shares held in the Landy & Landy Employees' Pension Plan of which Mr. Landy is a Trustee with power to vote; and (d) 60,000 Shares held in the Eugene W. and Gloria Landy Family Foundation, a charitable trust, of which Mr. Landy has power to vote. Includes 195,000 shares issuable upon exercise of Stock Options. Excludes 65,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until January 22, 2004.

(10) Includes 6,546 Shares owned by Mr. Landy's wife; (b) 72,927 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote; (c) 1,000 Shares held in the Samuel Landy Family Limited Partnership and; (d) 29,822 Shares held in Mr. Landy's 401(k) Plan. Includes 15,000 Shares issuable upon exercise of a Stock Option.

(11) Includes 557 Shares held in Ms. Morgenstern's 401(k) Plan. Includes 50,000 Shares issuable upon exercise of a Stock Option.

(12) Includes 2,000 Shares held in custodial accounts for Mr. Sampson's minor children under the New Jersey Uniform Gifts to Minors Act in which he disclaims any beneficial interest but has power to vote. Includes 20,000 Shares issuable upon exercise of a Stock Option.

(13) Includes 15,000 Shares issuable upon exercise of a Stock Option.

(14) Excludes 794,480 Shares (5.27%) owned by United Mobile Homes, Inc. Eugene W. Landy owns beneficially approximately 10% of the shares of United Mobile Homes, Inc.

There are no equity compensation plans other than the 1997 Stock Option Plan. See Note 7 in the notes to the financial statements for a description of that plan.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related party transactions are incorporated herein by reference to Item 14 (a) (1) (vi) Note 9 of the Notes to the Financial Statements - Related Party Transactions.

ITEM 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

This item is not applicable since this report is filed for a period ending prior to December 15, 2003.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

		PAGE(S)
(a) (1)	The following Financial Statements are filed as part of this report:	
(i)	Independent Auditors' Report	37
(ii)	Balance Sheets as of September 30, 2003 and 2002	38
(iii)	Statements of Income for the years ended September 30, 2003, 2002 and 2001	39
(iv)	Statements of Shareholders' Equity for the years ended September 30, 2003, 2002 and 2001	40-41
(v)	Statements of Cash Flows for the years ended September 30, 2003, 2002 and 2001	42
(vi)	Notes to the Financial Statements	43-62
(a) (2)	The following Financial Statement Schedule is filed as part of this report:	
(i)	Schedule III - Real Estate and Accumulated Depreciation as of September 30, 2003	63-65

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the financial statements or notes hereto.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (3) Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

(i) Reference is hereby made to the Agreement and Plan of Merger dated April 23,1990 by and between Monmouth Real Estate Investment Trust and Monmouth Real Estate Investment Corporation filed with The Securities and Exchange Commission on April 3, 1990 on Form S-4 (Registration No. 33-34103).

(ii) Reference is hereby made to the Agreement and Plan of Merger dated March 24, 2003 by and between MREIC Maryland, Inc., a Maryland corporation ("Monmouth Maryland"), and Monmouth Real Estate Investment Corporation, a Delaware corporation ("Monmouth Delaware") filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(3) Articles of Incorporation and By-Laws

(i) Reference is hereby made to the Articles of Incorporation of MREIC Maryland, Inc. filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(ii) Reference is hereby made to the Bylaws of MREIC Maryland, Inc. filed with the Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(10) Material Contracts

(i) Employment Agreement with Mr. Eugene W. Landy dated December 9, 1994 is incorporated by reference to that filed with the Company's Form 10-K filed with The Securities and Exchange Commission on December 28, 1994.

(ii) Employment Agreement with Mr. Ernest V. Bencivenga dated November 9, 1993 is incorporated by reference to that filed with the Company's Form 10-K filed with The Securities and Exchange Commission on December 28, 1994.

(iii) Employment Agreement with Cynthia J. Morgenstern dated January 15, 2003.

(14) Code of Business Conduct and Ethics.

(23) Consent of KPMG LLP.

(31.1) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Sectiion 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification pursuant to18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Reports on Form 8-K - None

Independent Auditors' Report

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited the financial statements of Monmouth Real Estate Investment Corporation as listed in the accompanying index. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Real Estate Investment Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Short Hills, New Jersey
December 12, 2003

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
BALANCE SHEETS
AS OF SEPTEMBER 30,

ASSETS	2003	2002
Real Estate Investments:		
Land	$ 25,426,213	$ 21,011,214
Buildings, Improvements and Equipment, net of Accumulated Depreciation of $17,429,990 and $13,869,844, respectively	127,344,122	108,096,042
Total Real Estate Investments	152,770,335	129,107,256
Cash and Cash Equivalents	1,070,556	693,572
Securities Available for Sale at Fair Value	25,421,551	15,223,942
Interest and Other Receivables	1,364,885	909,234
Prepaid Expenses	117,450	37,674
Financing Costs – Net of Accumulated Amortization	1,193,157	1,010,473
Lease Costs – Net of Accumulated Amortization	108,539	125,809
Investments in Hollister '97, LLC	900,399	900,399
Other Assets	227,002	1,003,134
TOTAL ASSETS	$ 183,173,874	$ 149,011,493

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
Liabilities:		
Mortgage Notes Payable	$ 90,909,299	$ 78,220,163
Loans Payable	12,324,926	10,775,467
Other Liabilities	1,626,360	1,010,847
Total Liabilities	104,860,585	90,006,477
Shareholders' Equity:		
Common Stock - $.01 Par Value, 20,000,000 Shares Authorized; 15,090,649 and 12,132,748 Shares Issued and Outstanding in 2003 and 2002, respectively	150,906	121,327
Excess Stock - $.01 Par Value, 5,000,000 Shares Authorized; No Shares Issued or Outstanding	-0-	-0-
Additional Paid-In Capital	76,657,545	58,388,761
Accumulated Other Comprehensive Income	2,829,839	1,844,929
Loans to Officers, Directors and Key Employees	(1,325,001)	(1,350,001)
Undistributed Income	-0-	-0-
Total Shareholders' Equity	78,313,289	59,005,016
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 183,173,874	$ 149,011,493

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2003	2002	2001
INCOME:			
Rental and Occupancy Charges	$17,888,495	$14,519,670	$10,524,575
Interest and Dividend Income	1,798,448	1,137,220	1,751,137
Gain on Securities Available for Sale Transactions, Net	1,018,862	909,704	632,492
TOTAL INCOME	20,705,805	16,566,594	12,908,204
EXPENSES:			
Interest Expense	6,906,078	6,059,415	4,590,757
Management Fees	258,626	245,597	220,521
Real Estate Taxes	971,199	365,641	239,828
Professional Fees	278,823	291,816	464,826
Operating Expenses	904,316	768,779	590,052
Office and General Expense	1,517,624	1,075,628	429,789
Director Fees	188,650	165,100	83,050
Depreciation	3,560,146	2,941,097	2,166,327
TOTAL EXPENSES	14,585,462	11,913,073	8,785,150
Income Before Gains	6,120,343	4,653,521	4,123,054
(Loss) Gain on Sale of Assets - Investment Property	-0-	(175,376)	-0-
NET INCOME	$6,120,343	$4 ,478,145	$ 4,123,054
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	13,844,056	11,177,294	9,504,806
Diluted	13,872,650	11,196,388	9,506,644
PER SHARE INFORMATION:			
Income Before Gains	$ .44	$ .42	$ .43
Loss (Gain) on Sale of Assets - Investment Property	-0-	(.02)	-0-
NET INCOME – PER SHARE BASIC AND DILUTED	$ .44	$ .40	$ .43

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002, AND 2001

	Common Stock Issued		Additional Paid-In	Loans to Officers, Directors And Key
	Number	Amount	Capital	Employees
Balance September 30, 2000	8,707,960	$87,080	$41,530,173	-0-
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,556,768	15,567	8,164,278	-0-
Distributions	-0-	-0-	(1,409,604)	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale	-0-	-0-	-0-	-0-
Balance September 30, 2001	10,264,728	102,647	48,284,847	-0-
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,613,020	16,130	10,519,181	-0-
Shares Issued through the Exercise of Stock Options	255,000	2,550	1,614,938	(1,439,363)
Distributions	-0-	-0-	(2,030,205)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	89,362
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2002	12,132,748	121,327	58,388,761	(1,350,001)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,691,148	16,911	11,870,958	-0-
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	1,257,253	12,573	8,205,502	-0-
Shares Issued through the Exercise of Stock Options	9,500	95	52,780	-0-
Distributions	-0-	-0-	(1,867,281)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	25,000
Net Income	-0-	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	6,825	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2003	15,090,649	$150,906	$76,657,545	$(1,325,001)

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001, CONT'D.

	Undistributed Income	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance September 30, 2000	-0-	$(603,327)	
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Distributions	(4,123,054)	-0-	
Net Income	4,123,054	-0-	$4,123,054
Unrealized Net Holding Gains on Securities Available for Sale	-0-	2,145,372	2,145,372
Balance September 30, 2001	-0-	1,542,045	$6,268,426
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Shares Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(4,478,145)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	
Net Income	4,478,145	-0-	$4,478,145
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	302,884	302,884
Balance September 30, 2002	$ -0-	$ 1,844,929	$4,781,029
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	-0-	-0-	
Shares Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(6,120,343)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	
Net Income	6,120,343		$6,120,343
Stock Compensation Expense	-0-	-0-	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	984,910	984,910
Balance September 30, 2003	$ -0-	$2,829,839	$7,105,253

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30,

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 6,120,343	$ 4,478,145	$ 4,123,054
Noncash Items Included in Net Income:			
Depreciation	3,560,146	2,941,097	2,166,327
Amortization	253,786	187,323	141,479
Stock Compensation Expense	6,825	-0-	-0-
Loss on Sales of Assets-Investment Property	-0-	175,376	-0-
Gains on Sales of Securities	(1,018,862)	(909,704)	(632,492)
Changes in:			
Interest & Other Receivables	(455,651)	(62,104)	(130,386)
Prepaid Expenses	(79,776)	15,583	1,551
Other Assets and Lease Costs	723,574	(170,304)	(895,772)
Other Liabilities	615,513	136,631	11,475
NET CASH PROVIDED FROM OPERATING ACTIVITIES	9,725,898	6,792,043	4,785,236
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to Land, Buildings and Improvements	(27,223,225)	(31,520,915)	(38,994,718)
Proceeds from Sale of Assets-Investment Property	-0-	2,019,270	-0-
Distribution from Hollister '97 LLC	-0-	-0-	25,000
Purchase of Securities Available for Sale	(16,286,262)	(5,706,901)	(828,963)
Proceeds from Sale of Securities Available for Sale	8,092,425	4,643,905	7,497,270
NET CASH USED IN INVESTING ACTIVITIES	(35,417,062)	(30,564,641)	(32,301,411)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from Mortgages	19,100,000	23,350,000	27,220,000
Proceeds from Loans	20,972,865	16,070,530	17,243,367
Principal Payments on Mortgages	(6,410,864)	(5,554,591)	(2,899,989)
Principal Payments of Loans	(19,423,406)	(13,500,024)	(17,060,901)
Financing Costs on Debt	(366,642)	(341,772)	-0-
Proceeds from Issuance of Common Stock	16,777,987	8,271,484	6,308,324
Proceeds from Exercise of Options	52,875	178,125	-0-
Dividends Paid	(4,659,667)	(4,244,523)	(3,661,137)
Payments on Loans to Officers, Directors and Key Employees	25,000	89,362	-0-
NET CASH PROVIDED FROM FINANCING ACTIVITIES	26,068,148	24,318,591	27,149,664
Net Increase (Decrease) in Cash and Cash Equivalents	376,984	545,993	(366,511)
Cash and Cash Equivalents at Beginning of Year	693,572	147,579	514,090
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,070,556	$ 693,572	$ 147,579

See Accompanying Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Monmouth Real Estate Investment Corporation (the Company) operates as a real estate investment trust (REIT) deriving its income primarily from real estate rental operations. As of September 30, 2003 and 2002, rental properties consist of thirty-three and thirty commercial holdings, respectively. These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland and Arizona. The Company also owns a portfolio of investment securities.

On May 15, 2003, Monmouth Real Estate Investment Corporation changed its state of incorporation from Delaware to Maryland (the Reincorporation). The Reincorporation was approved by the Company's shareholders at the Company's annual meeting on May 6, 2003.

The Reincorporation was accomplished by the merger (the Merger) of the Company with and into its holly-owned subsidiary, MREIC Maryland, Inc., a Maryland Corporation, (Monmouth Maryland), which was the surviving corporation in the Merger. In connection with the Merger, Monmouth Maryland changed its name to Monmouth Real Estate Investment Corporation.

As a result of the Merger each outstanding share of the Company's Class A Common stock, $.01 par value per share (the Delaware Common Stock), was converted into one share of common stock, $.01 par value, of Monmouth Maryland (the Maryland Common Stock). In addition, each outstanding option to purchase Delaware Common Stock was converted into the right to purchase Maryland Common Stock upon the same terms and conditions as immediately prior to the Merger. The Company's 1997 Stock Option Plan, as amended, was assumed and will be continued by Monmouth Maryland.

The conversion of the Delaware Common Stock into Maryland Common Stock occurred without an exchange of certificates. Accordingly, certificates formerly representing shares of Delaware Common Stock are now deemed to represent the same number of shares of Maryland Common Stock.

Prior to the Merger, Monmouth Maryland had no assets or liabilities, other than nominal assets or liabilities. As a result of the Merger, Monmouth Maryland acquired all of the assets and all of the liabilities and obligations of the Company. The Merger was accounted for as if it were a "pooling of interests" rather than a purchase for financial reporting and related purposes, with the result that the historical accounts of the Company and Monmouth Maryland have been combined for all periods presented. Monmouth Maryland has the same business, properties, directors, management, status as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and principal executive offices as Monmouth Delaware.

Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Buildings, Improvements and Equipment

Buildings, improvements and equipment are stated at the lower of depreciated cost or net realizable value. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets utilizing a half-year convention in the year of purchase. These lives range from 5 to 40 years. The Company accounts for its undivided interest in the Somerset, NJ property based upon its pro rata share of assets, liabilities, revenues and expenses. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. A property's carrying value would be adjusted to fair value, if necessary, to reflect an impairment in the value of the property.

Cash Equivalents

Cash equivalents consist of money market funds.

Lease Costs and Financing Costs

Costs incurred in connection with the execution of leases are deferred and are amortized over the term of the respective leases. Unamortized lease costs are charged to expense upon cancellation of leases prior to the expiration of lease terms. Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation.

Investment in Hollister '97, LLC

The Company's 25% investment in Hollister '97, LLC is accounted for under the equity method. Under the equity method, the initial investment is recorded at cost. The carrying amount of the investment is increased or decreased to reflect the Company's share of income or loss and is also reduced to reflect any dividends received. An unrelated New Jersey limited partnership owns the remaining 75%.

Securities Available for Sale

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale. The Company's securities at September 30, 2003 and 2002 are all classified as available-for-sale and are carried at fair value. Gains or losses on the sale of securities are calculated based on the average cost method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment would be charged to earnings and a new cost basis for the security established.

Revenue Recognition

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease.

Gains and Deferred Gains on Installment Sales

Gains on the sale of real estate investments are recognized by the full accrual method when the criteria for the method are met. Generally, the criteria are met when the profit on a given sale is determinable, and the seller is not obliged to perform significant activities after the sale to earn the profit. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (13,844,056, 11,177,294 and 9,504,806 in 2003, 2002 and 2001, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (13,872,650 11,196,388 and 9,506,644 in 2003, 2002 and 2001, respectively). Options in the amount of 28,594, 19,094 and 1,838 are included in the diluted weighted average shares outstanding for 2003, 2002 and 2001, respectively.

Stock Option Plan

Prior to October 1, 2002 the Company's stock option plan was accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense was recorded on the date of grant only if the current market price on the underlying stock exceeded the exercise price. Included in Note 7 to these Financial Statements are the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which assumes the fair value based method of accounting had been adopted.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148. "Accounting for Stock Based Compensation, Transition and Disclosure", compensation costs of $6,825 have been recognized in 2003, as the Company granted stock-based compensation during 2003. See Note 7 for the assumptions used to calculate compensation expense.

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust (REIT) under Sections 856-860 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D.)

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items that are otherwise recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Reclassifications

Certain amounts in the financial statements for the prior years have been reclassified to conform to the statement presentation for the current year.

NOTE 2 – REAL ESTATE INVESTMENTS

The following is a summary of the cost and accumulated depreciation of the Company's land, buildings, improvements and equipment at September 30, 2003 and 2002:

September 30, 2003		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY:				
Ramsey	Industrial Building	$ 52,639	$ 1,358,148	$ 745,203
Somerset(1)	Shopping Center	55,182	1,152,220	932,992
South Brunswick	Industrial Building	1,128,000	4,386,885	1,444,378
PENNSYLVANIA:				
Monaca	Industrial Park	330,772	2,106,056	1,366,207
NEW YORK:				
Orangeburg	Industrial Building	694,720	2,977,373	1,028,039
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,485,245	745,055
Greensboro	Industrial Building	327,100	1,853,700	615,757
Monroe	Industrial Building	500,000	4,981,022	191,570
Winston-Salem	Industrial Building	980,000	5,610,000	215,760
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,340,001	404,543
Richland	Industrial Building	211,000	1,195,000	291,095
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	1,010,371
KANSAS:				
Wichita	Industrial Building	268,000	1,542,245	371,121
Edwardsville	Industrial Building	1,185,000	5,815,148	74,535
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	428,283
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	918,074
O'Fallon	Industrial Building	264,000	3,309,000	719,686
St. Joseph	Industrial Building	800,000	11,753,964	753,422
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	328,266
Richmond	Industrial Building	1,160,000	6,416,305	412,291
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	174,338
Schaumburg	Industrial Building	1,039,800	3,694,320	615,699
Granite City	Industrial Building	340,000	12,046,675	463,412
Elgin	Industrial Building	1,280,000	5,529,488	212,664
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	518,850
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,671,136	539,208
Ft. Myers	Industrial Building	1,910,000	2,499,093	32,040
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	510,614
OHIO:				
Union Township	Industrial Building	695,000	4,150,873	299,977
CONNECTICUT:				
Newington	Industrial Building	410,000	2,966,486	189,804
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,053,615	323,903
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	381,959
ARIZONA				
Tolleson	Industrial Building	1,320,000	13,329,000	170,874
Total at September 30, 2003		$25,426,213	$144,774,112	$17,429,990

(1) This represents the Company's 2/3 undivided interest in this property.

NOTE 2 – REAL ESTATE INVESTMENTS, (CONT'D.)

September 30, 2002		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY:				
Ramsey	Industrial Building	$ 52,639	$1,358,148	$ 701,621
Somerset(1)	Shopping Center	55,182	1,148,906	889,384
South Brunswick	Industrial Building	1,128,000	4,190,598	1,290,001
PENNSYLVANIA:				
Monaca	Industrial Park	330,773	2,100,605	1,269,546
NEW YORK:				
Orangeburg	Industrial Building	694,720	2,977,372	933,503
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,467,885	630,060
Greensboro	Industrial Building	327,100	1,853,700	556,873
Monroe	Industrial Building	500,000	4,981,022	63,857
Winston-Salem	Industrial Building	980,000	5,610,000	71,920
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,234,586	363,312
Richland	Industrial Building	211,000	1,195,000	260,447
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	904,017
KANSAS:				
Wichita	Industrial Building	268,000	1,518,000	330,850
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	383,138
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	751,144
O'Fallon	Industrial Building	264,000	3,309,000	634,846
St. Joseph	Industrial Building	800,000	11,753,964	452,054
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	255,318
Richmond	Industrial Building	1,160,000	6,413,305	247,255
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	142,632
Schaumburg	Industrial Building	1,039,800	3,694,321	520,977
Granite City	Industrial Building	340,000	12,054,175	154,535
Elgin	Industrial Building	1,280,000	5,529,488	70,888
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	423,934
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,668,080	418,909
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	397,147
OHIO:				
Union Township	Industrial Building	695,000	3,342,000	214,288
CONNECTICUT:				
Newington	Industrial Building	410,000	2,961,000	113,884
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,053,615	194,328
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	229,175
Total at September 30, 2002		$21,011,214	$121,965,886	$13,869,844

(1) This represents the Company's 2/3 undivided interest in the property.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Fiscal 2003

On November 6, 2002, the Company purchased a 288,211 square foot manufacturing and warehouse facility in Tolleson, Arizona. This facility is 100% net leased to Western Container Corporation, which manufactures plastic bottles for Coca-Cola soft drink products. The lease is guaranteed by Coca-Cola Enterprises. The purchase price was approximately $14,800,000. The Company paid approximately $550,000 in cash, borrowed approximately $2,200,000 against its security portfolio with Prudential Securities, used approximately $1,100,000 of its revolving credit line with Fleet Bank and obtained a mortgage of approximately $10,950,000. This mortgage payable is at an interest rate of 5.8% and is due November 1, 2012.

On November 21, 2002 the Company purchased a 90,020 square foot warehouse facility in Fort Meyers, Florida. This warehouse facility is 100% net leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The purchase price was approximately $4,400,000. The Company paid approximately $1,200,000 in cash, and obtained a mortgage of approximately $3,200,000. This mortgage payable is at a rate of 6.33% and matures December 1, 2012.

On April 1, 2003, the Company purchased a 179,280 square foot industrial building in Wyandotte County, in the City of Edwardsville, Kansas. This industrial building is 100% net-leased to Carlisle Tire and Wheel Company, for ten years. The purchase price was approximately $7,000,000. To fund this purchase, the Company used approximately $2,050,000 of its revolving credit line with Fleet Bank and assumed a mortgage of $4,950,000. This mortgage payable is at an interest rate of 7.375% and is due in 2017.

Fiscal 2002

On October 12, 2001, the Company purchased a 184,800 square foot warehouse facility in Granite City, Illinois. This warehouse facility is 100% net-leased to Anheuser-Busch, Inc. The purchase price was approximately $12,400,000. To fund this purchase, the Company used approximately $100,000 in cash, borrowed approximately $1,000,000 against its security portfolio with Prudential Securities, used approximately $1,800,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $9,500,000. This mortgage payable is at an interest rate of 7.11% and is due November 1, 2016.

On November 2, 2001, the Company purchased a 160,000 square foot warehouse facility in Monroe, North Carolina. This warehouse facility is 100% net-leased to Hughes Supply Inc. The purchase price was approximately $5,500,000. To fund this purchase, the Company used approximately $100,000 in cash, used approximately $1,300,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $4,100,000. This mortgage payable is at an interest rate of 7.11% and is due December 1, 2016.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS, (CONT'D.)

On January 31, 2002, the Company purchased a 106,507 square foot warehouse facility in Winston-Salem, North Carolina. This warehouse facility is 100% net-leased to Fed Ex Ground Package System, a subsidiary of Federal Express Corporation. The purchase price was approximately $6,700,000. To fund this purchase, the Company used approximately $200,000 in cash, used approximately $1,700,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $4,800,000. This mortgage payable is at an interest rate of 7.1% and is due February 1, 2012.

On April 8, 2002, the Company purchased a 89,052 square feet warehouse facility located in Elgin, Illinois from Jones Elgin, LLC, and unrelated entity. This warehouse facility is 100% net leased to Reynolds Metals Company, which merged with Alcoa, Inc. The purchase price, including closing costs, was approximately $6,800,000. The Company used approximately $100,000 in cash, $1,700,000 of its Revolving Credit line with Fleet Bank and obtained a mortgage of $5,000,000. This mortgage is payable at a rate of 6.97% and matures on May 1, 2017.

On May 1, 2002, the Company sold the warehouse facility in Virginia Beach, VA. The net proceeds from this sale was $2,019,270 resulting in a net loss of $175,376.

NOTE 4 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has approximately 3,500,000 square feet of property, of which approximately 1,034,000 square feet or 29% is leased to Federal Express Corporation and subsidiaries and approximately 274,000 square feet, or 8%, is leased to Keebler Company. Rental and occupancy charges from Federal Express Corporation and subsidiaries totaled approximately $6,538,000, $5,662,000 and $4,113,000 for the years ended September 30, 2003, 2002 and 2001, respectively. Rental and occupancy charges from Keebler Company, (a subsidiary of the Kellogg Company) totaled approximately $1,967,000, $1,853,000 and $1,702,000 for the years ended September 30, 2003, 2002 and 2001. During 2003, 2002 and 2001, rental income and occupancy charges from properties leased to these companies approximated 48%, 52%, 55% of total rental and occupancy charges, respectively.

Information on these tenants is provided below. The information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.

Tenant	S&P Credit Rating September 30, 2003	Current Assets
Federal Express Corporation (FDX)	BBB/Stable/NR	$4,093,000 at August 31, 2003 per 10-Q
Kellogg Company (K)	BBB/Positive/A-2	$1,881,600 at June 28, 2003 per 10-Q

NOTE 5 – SECURITIES AVAILABLE FOR SALE

During the year ended September 30, 2001, the Company realized a loss of $226,842 due to a writedown to fair value of securities available for sale which was considered other than temporarily impaired. This loss is included in the gain on securities available for sales transaction, net.

Dividend income for the years ended September 30, 2003, 2002 and 2001 amounted to $1,346,706, $915,904 and $1,534,255, respectively. Interest income for the years ended September 30, 2003, 2002 and 2001 amounted to $451,742, $221,316 and $216,882, respectively.

The Company received proceeds of $8,092,425 on sales or redemptions of securities available for sale and recorded gross realized gains of $1,074,554 and gross realized losses of $55,692 during 2003. The Company received proceeds of $4,643,905 on sales and redemptions of securities available for sale and recorded gross realized gains of $976,544 and gross realized losses of $66,840 in 2002. The Company received proceeds of $7,497,270 on sales and redemptions of securities available for sale and recorded gross realized gains of $1,051,771, gross realized losses of $226,842, and an impairment loss of $226,842 (as noted above) in 2001.

NOTE 5 - SECURITIES AVAILABLE FOR SALE (CONT'D)

The following is a summary of Securities Available for Sale at September 30, 2003 and 2002

	2003			2002		
	Shares	Cost	Market	Shares	Cost	Market
Debt Securities:						
Sizeler Property Investor						
Convertible Subordinated SB.						
to SPL RDMPT RO JJ 8.000						
07/15/2003 DTD 5/15/93						
Callable 07/15/99 at 100.00	1,914,000	$ 1,884,333	$ 2,047,980	1,914,000	$ 1,884,333	$ 1,949,889
Total Debt Securities		1,884,333	2,047,980		1,884,333	1,949,889
Equity Securities						
Preferred Stock						
Alexandria Real Estate 9.50% Sr A	2,000	46,695	52,700	1,000	19,870	26,470
AMB Property Corp Sr L 6.5%	4,000	100,000	100,000	-0-	-0-	-0-
Apartment Inv. 8.75% Class D Cum	11,300	280,965	283,065	1,000	18,120	24,260
Apartment Inv. Sr H	-0-	-0-	-0-	1,000	20,580	25,030
Apartment Inv. Cl R 10%	3,000	80,250	79,800	3,000	80,250	78,450
Apartment Inv. 8.00% Class T	16,000	400,000	400,000	-0-	-0-	-0-
Archstone Smith 8.75%	2,000	51,491	51,880	2,000	51,491	53,800
Associated Estates Realty Corp DEP SHS REPSTG 1/10 SH 9.75% CL A Cum Redeem	-0-	-0-	-0-	1,000	18,063	24,900
Boykin Lodging Inc.	5,200	133,560	139,880	-0-	-0-	-0-
CarrAmerica Realty Corp	8,000	200,000	202,400	-0-	-0-	-0-
CBL&Assoc 7.75& PRC	8,000	200,000	205,600	-0-	-0-	-0-
CBL&Assoc 8.75& PRB	4,100	207,315	221,810	4,000	202,100	210,600
Colonial Properties 8.75%	-0-	-0-	-0-	2,500	63,475	62,575
Commerical NetLease SrA	1,000	26,248	26,750	1,000	26,248	26,000
Crown American 11% Ser	10,000	458,810	575,000	10,000	458,810	555,000
Developers Div CL G 8%	4,000	100,000	105,000	-0-	-0-	-0-
Developers Div. CL C 8.375%	-0-	-0-	-0-	4,200	105,290	105,000
Developers Div. CL D 9.68%	-0-	-0-	-0-	1,100	28,204	27,621
Developers Div. CL H 7.375%	25,000	625,000	622,500	-0-	-0-	-0-
Developers Div. Dep Shs CL F	2,000	49,762	52,960	2,000	49,762	50,600
Duke Realty Corp 6.625% CL J	4,000	100,000	99,720	-0-	-0-	-0-
Equity Inns 8.75% Sr B	30,000	750,000	775,500	-0-	-0-	-0-
Equity Inns 9.50% Sr A cum	-0-	-0-	-0-	11,400	210,007	269,724
Equity Office Trust 8.625% Sr C cum	1,000	26,000	25,380	1,600	33,117	41,664
Equity Res. Ppts 9.125%	1,000	27,040	27,600	3,000	63,923	80,790
Felcor Lodging 1.95% PFD	3,000	55,208	68,520	1,000	15,350	21,200
Felcor Lodging 9%B	21,500	488,127	529,115	18,000	410,096	439,200
First Industrial Realty 7.95% SRD	7,000	175,480	175,070	-0-	-0-	-0-
G&L Realty 10.25% Sr A	1,000	23,320	24,890	-0-	-0-	-0-
Gleimcher Realty 9.25% B	23,500	574,291	590,085	9,000	204,116	224,460
Glenborough R/E 7.75% Sr A Conv	21,900	505,061	524,943	3,000	52,311	66,300
Healthcare Dep Shrs 8.60%	-0-	-0-	-0-	2,000	50,164	50,000
Healthcare Prop 7.25%	5,000	125,000	129,250	-0-	-0-	-0-
Healthcare Prop. 7.875% Sr A	-0-	-0-	-0-	10,500	189,749	265,860
Healthcare Prop. 8.70% Sr B	1,000	17,932	24,980	4,000	72,667	102,400
Healthcare Prop. 8.875%	-0-	-0-	-0-	2,000	51,400	49,900
Healthcare Reit 7.875 SrD	14,000	351,000	357,000	-0-	-0-	-0-
Highwoods Properties Inc. 8% Sr D	8,500	203,920	210,800	1,000	17,245	23,550
Hospitality Ppts 8.875 Sr B	6,000	152,131	159,900	-0-	-0-	-0-
Hospitality Ppts 9.50% Sr A	10,000	210,133	257,500	7,000	129,983	182,700
Host Marriott 10% CL C	1,000	25,600	25,000	1,000	25,600	25,170
HRPT 8.75% Sr B	15,000	378,730	402,150	12,000	299,880	298,440
HRPT 9.875% Sr A	5,500	145,660	148,775	5,500	145,660	143,000
Innkeepers USA 8.625%	31,500	772,961	790,650	4,000	98,924	93,000
iStar Financial Inc. 7.875% Sr E	20,000	500,000	509,000	-0-	-0-	-0-
iStar Financial Inc. 8% Sr D	6,000	89,641	150,840	11,500	166,641	271,400
iStar Financial Inc. 9.20% Sr C	1,000	17,708	25,300	2,500	44,288	62,675
JDN Realty 9.375%	-0-	-0-	-0-	28,100	609,208	706,434

NOTE 5 - SECURITIES AVAILABLE FOR SALE (CONT'D)

	2003			2002		
	Shares	Cost	Market	Shares	Cost	Market
Kimco Realty 8.375% A	-0-	-0-	-0-	9,100	$ 218,224	$ 231,140
Kramont Realty 9.50% Sr D	54,700	1,259,352	1,394,850	34,500	743,817	871,125
Lasalle Hotel 10.25% Sr A	14,500	376,245	391,500	6,000	153,000	151,200
Lexington Properties 8.05% B	20,000	500,000	525,000	-0-	-0-	-0-
Mid-America Apt Communities 8.875%	-0-	-0-	-0-	4,000	92,670	100,000
Mid-America Apt Communities 9.5% Sr A	-0-	-0-	-0-	6,000	119,584	152,400
Mid-America Apt Communities Sr H	10,000	254,500	261,800	-0-	-0-	-0-
Mills Corp 9% Sr B	18,000	467,975	478,800	-0-	-0-	-0-
Mills Corp 9% Sr C	24,500	633,495	654,150	-0-	-0-	-0-
New Plan Excel 7.625% Sr E	14,000	352,200	371,000	-0-	-0-	-0-
New Plan Excel 8.625%	-0-	-0-	-0-	18,000	443,077	450,900
Parkway Properties 8.75% Sr A	-0-	-0-	-0-	8,000	205,600	203,600
Post Properties 7.625%	-0-	-0-	-0-	1,000	23,440	23,010
Post Properties SR B	8,000	197,370	204,800	-0-	-0-	-0-
Post Properties SR C	1,000	23,440	24,750	-0-	-0-	-0-
Prime Retail Inc Sr A 10.50%	1,000	15,433	18,100	1,000	15,433	5,200
Prime Retail Inc Sr B 8.50%	8,000	26,720	56,400	8,000	26,720	21,600
Reckson Assoc 7.625%	1,000	18,707	24,750	1,000	18,707	23,700
Shurgard Storage 8.70% Sr C	1,000	26,264	25,450	-0-	-0-	-0-
Sizeler Sr B 9.75%	1,000	25,000	28,250	1,000	25,000	26,100
SNH Capital 10.125%	6,000	159,004	159,720	1,000	26,460	25,790
Sovran Self Storage 9.85% Sr B	2,000	39,115	53,480	2,000	39,115	52,800
Thornburg Mortgage 9.68% Sr A	-0-	-0-	-0-	2,000	40,740	53,800
Vornado Realty Trust 8.5%	14,000	326,910	360,360	6,000	119,393	151,800
Winston Hotels Sr A 9.25%	12,000	286,835	302,880	4,000	92,842	89,000
Total Preferred Stock		13,663,604	14,487,353		6,436,414	7,321,338
Common Stock						
American Financial Realty Trust	1,000	12,500	14,100	-0-	-0-	-0-
BNP Residential Properties Inc.	18,000	192,595	189,900	18,000	192,595	176,400
Centertrust Retail Properties	-0-	-0-	-0-	28,500	135,120	165,300
Crown American Realty Trust	30,000	245,694	357,000	41,000	324,564	376,790
Equity Properties Trust	8,000	210,250	220,240	-0-	-0-	-0-
First Industrial Realty	1,000	28,400	32,070	-0-	-0-	-0-
Five Star Quality Care Inc.	-0-	-0-	-0-	540	4,050	621
Gables Residential Trust	1,000	24,859	32,320	-0-	-0-	-0-
Getty Realty Corp	20,090	404,344	492,205	5,000	94,076	95,400
Healthcare Property Invest	25,000	883,627	1,167,500	-0-	-0-	-0-
Healthcare Realty Trust	10,400	286,930	332,592	-0-	-0-	-0-
HPRT Properties	89,000	706,726	813,460	64,000	470,835	528,000
Humphrey Hospitality	10,000	26,932	29,690	5,000	16,028	10,750
IRT Properties	-0-	-0-	-0-	26,500	256,864	311,375
JDN Realty	-0-	-0-	-0-	545	-0-	6,584
Lasalle Hotel Properties	9,000	115,824	155,970	1,000	12,394	12,000
Mid Atlantic Realty Trust	1,000	9,582	21,000	11,000	117,259	176,990
Monmouth Capital Corp	37,071	131,531	188,689	32,280	113,653	122,665
Nationwide Health Properties	21,500	294,425	376,035	-0-	-0-	-0-
New Plan Realty	62,000	1,126,498	1,444,600	45,731	776,616	843,280
Penn R/E Trust	-0-	-0-	-0-	17,000	330,960	437,920
Price Legacy Corp	10,000	27,724	35,000	-0-	-0-	-0-
RFS Hotel Investors	-0-	-0-	-0-	1,000	10,769	10,070
Senior Housing	29,000	339,222	417,890	6,000	73,891	67,320
Sizeler Property Inv.	105,500	894,676	1,105,668	105,500	894,676	1,061,328
Trizec Ppts Inc	35,000	379,371	429,100	10,000	132,775	113,500
United Mobile Homes	60,200	651,145	907,214	100,200	1,050,225	1,327,650
Urstadt Biddle Properties	9,500	50,920	123,975	9,500	50,920	108,775
Total Common Stock		7,043,775	8,886,218		5,058,270	5,952,718
Total Equity Securities		20,707,379	23,373,571		11,494,684	13,274,056
Total Securities Available for Sale		$ 22,591,712	$ 25,421,551		$ 13,379,017	$ 15,223,945

NOTE 6 - MORTGAGE NOTES AND LOANS PAYABLE

The following is a summary of the mortgage notes payable at September 30, 2003 and 2002:

Property	Fixed Rate	Fiscal Maturity	Balance 9/30/03	Balance 9/30/02
Orangeburg, NY	7.00%	2005	$ 364,498	$ 677,351
Jackson, MS	8.50%	2008	373,626	433,634
Franklin, MA	7.00%	2005	414,965	771,137
Wichita, KS (1)	10.25%	2017	-0-	1,104,099
Urbandale, IA	7.00%	2005	182,989	353,642
Richland, MS	7.50%	2004	207,819	314,919
O'Fallon, MO	8.50%	2008	1,095,093	1,310,326
Fayetteville, NC	7.80%	2007	2,801,133	2,923,508
Schaumburg, IL	8.48%	2012	2,545,793	2,734,241
Burr Ridge, IL	8.00%	2014	883,861	937,527
Romulus, MI	7.56%	2013	2,151,940	2,295,913
Liberty, MO	7.065%	2013	3,637,322	3,900,105
Omaha, NE	7.15%	2014	3,236,441	3,443,297
Charlottesville, VA	6.90%	2014	2,233,032	2,368,604
Jacksonville, FL	6.92%	2017	3,440,326	3,621,281
Union Township, OH	8.25%	2015	2,577,450	2,708,147
Richmond, VA	6.12%	2016	4,928,959	5,193,920
St. Joseph, MO	8.12%	2016	7,980,478	8,338,783
Newington, CT	8.10%	2016	2,235,607	2,335,074
Cudahy, WI	8.15%	2016	3,862,951	4,032,368
Beltsville, MD	7.53%	2016	5,427,127	5,676,839
Granite City, IL	7.11%	2017	8,770,809	9,163,601
Monroe, NC	7.11%	2017	3,753,546	3,920,014
Winston Salem, NC	7.10%	2012	4,607,334	4,725,650
Elgin, IL	6.97%	2017	4,735,617	4,936,183
Tolleson, AZ	5.80%	2013	10,615,499	-0-
Ft. Myers, FL	6.33%	2013	3,131,807	-0-
Edwardsville, KS	7.375%	2017	4,713,277	-0-
Total Mortgage Notes Payable			$90,909,299	$78,220,163

(1) Mortgage was paid off once the prepayment penalty expired.

Principal on the foregoing debt is scheduled to be paid as follows:

Year Ending September 30,	2004	$ 5,879,387
	2005	5,193,303
	2006	7,889,835
	2007	5,768,439
	2008	5,885,711
	Thereafter	60,292,624
		$90,909,299

Line of Credit

The Company had a $8,000,000 line of credit with Fleet Bank at an interest rate of prime. As of September 30, 2003 and 2002, -0- and $4,576,211 was outstanding, respectively.

In May 2003, the Company received a new line of credit (the "new line") from United Trust Bank (the Bank), which replaced the line with Fleet Bank. The amount of the facility is $10,000,000 during the first year and $15,000,000 thereafter and matures on the third anniversary of the closing date. The interest rate charged on the new line is the Bank's prime rate. The interest rate as of September 30, 2003 was 4%. The amount outstanding on the new line at September 30, 2003 was $3,361,198.

Margin Loans

During fiscal 2003, the Company purchased securities on margin. The margin loans are at 2.75% and 3.50% and are due on demand. At September 30, 2003 and 2002, the margin loans amounted to approximately $8,513,000 and $5,728,000, respectively and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

Other

In connection with the St. Joseph, Missouri property, the Company issued a $500,000 note to Butler at an interest rate of 8.12% due February 29, 2016. The balance of this note at September 30, 2003 was $450,875. The Company prepaid this note on October 21, 2003 for a discounted amount of $439,555 pursuant to an agreement with Butler.

NOTE 7 - STOCK OPTION PLAN

On April 24, 1997, the shareholders approved and ratified the Company's 1997 Stock Option Plan (the Plan) authorizing the grant to officers, directors and key employees options to purchase up to 750,000 shares of common stock. On April 25, 2002, the shareholders approved an increase to the number of shares of common stock under the Plan to 1,500,000 shares. Options may be granted any time up to December 31, 2006. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

The Company elected to follow APB Opinion No. 25 in accounting for its stock option plan prior to October 1, 2002, and accordingly, no compensation cost has been recognized prior to October 1, 2002. Had compensation cost been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts as follows:

	2003	2002	2001
Net Income Prior to Compensation Expense for grants in FY 2003	$6,127,168	$ 4,478,145	$4,123,054
Compensation Expense recognized	6,825	-	-
Net Income as Reported	$6,120,343	$ 4,478,145	$4,123,054
Compensation Expense if the fair value method had been applied to grants in FY 2002 and 2001	29,250	20,840	13,985
Net Income Proforma	$6,091,093	$ 4,457,305	$4,109,069
Net Income per share - Basic and Diluted as Reported	$ 0.44	$ 0.40	$ 0.43
Net Income per share - Basic and Diluted Proforma	$ 0.44	$ 0.40	$ 0.43

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. During the year ended September 30, 2003, one officer was grated 65,000 options. The fair value of those options was $9,100 based on the assumptions noted below and is being amortized over the 1-year vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001:

NOTE 7 - STOCK OPTION PLAN, (CONT'D.)

	2003	2002	2001
Dividend yield	8.0%	8.0%	9%
Expected volatility	13.3%	13.0%	25%
Risk-free interest rate	3.4%	3.4%	4.75%
Expected lives (years)	8	5	5

During the year ended September 30, 2003, two directors, officers and key employees exercised their stock options and purchased 9,500 shares for a total of $52,875.

A summary of the status of the Company's stock option plan as of September 30, 2003, 2002 and 2001 is as follows:

	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Outstanding at beginning of year	465,000	$6.80	385,000	$6.19	385,000	$6.20
Granted	65,000	6.90	365,000	7.06	15,000	5.65
Exercised	(9,500)	5.57	(255,000)	6.34	-0-	-0-
Expired	(20,000)	7.25	(30,000)	5.94	(15,000)	5.94
Outstanding at end of year	500,500	6.83	465,000	6.80	385,000	6.19
Exercisable at end of year	435,500		100,000		370,000	
Weighted-average fair value of options granted during the year		.14		.12		.54

The following is a summary of stock options outstanding as of September 30, 2003:

Date of Grant	Number of Grants	Number of Shares	Option Price	Expiration Date
4/12/00	1	65,000	5.50	4/12/05
3/6/01	1	500	5.25	3/6/06
6/20/01	1	5,000	5.85	6/20/06
10/4/01	1	65,000	6.765	10/4/06
6/21/02	15	300,000	7.13	6/21/10
1/22/03	1	65,000	6.90	1/22/11
		500,500		

As of September 30, 2003, there were 735,000 shares available for grant under this plan.

NOTE 8 - INCOME FROM LEASES

The Company derives income primarily from operating leases on its commercial properties. In general, these leases are written for periods up to ten years with various provisions for renewal. These leases generally contain clauses for reimbursement (or direct payment) of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rents due under noncancellable leases at September 30, 2003 are scheduled as follows: 2004 - $16,484,000; 2005 - $15,381,000; 2006 - $14,572,000; 2007 - $13,059,000; 2008 - $11,592,000; thereafter - $34,754,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

Eugene W. Landy received $17,500, $16,300 and $8,700 during 2003, 2002 and 2001 as Director. The firm of Eugene W. Landy received $17,500, $-0-, and $47,500 during 2003, 2002 and 2001, respectively, as legal fees. On December 9, 1994, the Company and Eugene W. Landy entered into an Employment Agreement under which, on severance of employment for any reason, Mr. Landy will receive severance of $300,000 payable $100,000 on severance and $100,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation shall continue for a period of three years, payable monthly. On retirement, Mr. Landy shall receive a pension of $40,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary shall receive $300,000, $150,000 thirty days after death, and the balance one year after death. The Employment Agreement terminated December 31, 2000 and was automatically renewed and extended for successive one-year periods. An accrual of $59,000, $59,000 and $49,000 was made as of September 30, 2003, 2002 and 2001, respectively, for pension and other benefits in accordance with Mr. Landy's employment agreement. Additionally, the Board of Directors has granted to Mr. Landy loans totaling $1,312,501 at interest rates ranging from 5% to 7% and maturity dates ranging from 2003 to 2012. In fiscal 2003, Mr. Landy was also paid a bonus of $30,000.

Effective January 15, 2003, the Company and Cynthia J. Morgenstern entered into a one year employment agreement under which Ms. Morgenstern receives an annual base salary of $145,000 plus bonuses and customary fringe benefits. In the event of disability, her salary shall continue for a period of two years. Ms. Morgenstern received $17,500, $5,500 and -0- during 2003, 2002 and 2001, respectively, as Director.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company. Cronheim Management Services, a division of David Cronheim Company, received the sum of $258,626, $245,597 and $220,521 for management fees during the years ended 2003, 2002 and 2001, respectively. Effective August 1, 1998, the Company entered into a management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. The David Cronheim Company received $14,377, $20,194 and $26,708 in lease brokerage commissions in 2003, 2002 and 2001, respectively. Daniel Cronheim received $16,150, $16,300 and $8,700 for Director and Committee fees in 2003, 2002 and 2001, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS, (CONT'D.)

The Company operates as part of a group of three public companies (all REITs) which includes the Company, United Mobile Homes, Inc. and Monmouth Capital Corporation (the affiliated companies). Some general and administrative expenses are allocated between the affiliated companies based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company.

There are five Directors of the Company who are also Directors and shareholders of United Mobile Homes, Inc. and there are five Directors of the Company who are also Directors and shareholders of Monmouth Capital Corporation.

The Company holds common stock of the affiliated companies in its securities portfolios. See footnote 5 for holdings. The Company sold 40,000, 42,000 and -0- shares of United Mobile Homes, Inc during 2003, 2002, and 2001, respectively and recorded a gain on sale of $230,152, $105,902, and -0- during 2003, 2002, and 2001, respectively.

NOTE 10 - TAXES

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust under the applicable provisions of the Internal Revenue Code and the comparable New Jersey Statutes. Under such provisions, the Company will not be taxed on that portion of its taxable income distributed currently to shareholders, provided that at least 90% of its taxable income is distributed. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the calendar years 2003, 2002 and 2001, since it intends to or has distributed all of its annual income.

NOTE 11 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/EQUITY

The Company implemented a dividend reinvestment and stock purchase plan (the "Plan") effective December 15, 1987. Under the terms of the Plan and subsequent offerings, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of market price. According to the terms of the Plan, shareholders may also purchase additional shares, at approximately 95% of market price by making optional cash payments monthly.

NOTE 11 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/EQUITY, (CONT'D.)

Amounts received, including dividend reinvestment of $3,327,957 and $2,263,827 in 2003 and 2002, respectively, and shares issued in connection with the Plan for the years ended September 30, 2003 and 2002 were as follows:

	2003	2002
Amounts Received	$11,887,869	$10,535,311
Shares Issued	1,691,148	1,613,020

On February 27, 2003, the Company sold 1,257,253 shares in a private placement with Palisade Concentrated Equity Partnership, L.P. for cash of $8,324,901 or $6.6215 a share. The proceeds of the private placement were used to pay down the Company's outstanding credit facility and will be used for working capital. The Company paid approximately $107,000 in offering costs which were recorded as a reduction to Additional Paid-In Capital.

NOTE 12 - DISTRIBUTIONS

The following cash distributions were paid to shareholders during the years ended September 30, 2003 and 2002:

	2003		2002	
Quarter Ended	Amount	Per Share	Amount	Per Share
December 31	$1,815,746	$.145	$1,519,885	$.145
March 31	1,898,483	.145	1,587,414	.145
June 30	2,113,024	.145	1,683,029	.145
September 30	2,160,371	.145	1,718,022	.145
	$7,987,624	$.58	$6,508,350	$ .58

On October 1, 2003, the Company declared a dividend of $ .145 per share to be paid on December 15, 2003 to shareholders of record November 17, 2003.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments."

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS, (CONT'D.)

Limitations

Estimates of fair value are made at a specific point in time based upon where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a portion of the Company's financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is based upon quoted market values. The fair value of variable rate mortgage notes payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. At September 30, 2003, the fair value (estimated based upon expected cash outflows discounted at current market rates) and carrying value of fixed rate mortgage notes payable amounted to $95,315,781 and $90,909,299, respectively. At September 30, 2002, the fair value and carrying value of fixed rate mortgage notes payable amounted to $81,951,074 and $78,220,163, respectively.

NOTE 14 - CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended September 30, 2003, 2002 and 2001, for interest is $6,885,146, $6,030,744 and $4,590,757, respectively.

During 2003, 2002 and 2001, the Company had $3,327,957, $2,263,827 and $1,871,521, respectively, of dividends which were reinvested that required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income.

	2003	2002	2001
Unrealized holding gains arising during the year	$ 2,003,772	$ 1,212,588	$ 2,777,864
Less: reclassification adjustment for gains realized in income	(1,018,862)	(909,704)	(632,492)
Net unrealized gains	$ 984,910	$ 302,884	$ 2,145,372

NOTE 15 – SUBSEQUENT EVENTS

In October, 2003, the Company sold approximately $3,959,000 in investment securities and recognized $1,091,000 in gains in income.

In connection with the St. Joseph, Missouri property, the Company issued a $500,000 note to Butler at an interest rate of 8.12% due February 29, 2016. The balance of this note at September 30, 2003 was $450,875. The Company prepaid this note on October 21, 2003 for a discounted amount of $439,555 pursuant to an agreement with Butler.

On October 23, 2003, the Company invested $500,000 in the Convertible Debenture Private Placement Offering of Monmouth Capital Corporation (the MCC Debenture), an affiliated company. The MCC Debenture pays interest at 8% and is convertible into 83,333 shares of Common Stock of Monmouth Capital Corporation at any time prior to redemption or maturity. The MCC debenture is due in 2013.

REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
SEPTEMBER 30, 2003

Column A	Column B	Column C		Column D	Column E (1) (2)			Column F	Column G	Column H	Column I
					Gross Amount at Which Carried September 30, 2003						
Description	Encumbrances	Land	Buildings and Improvements	Capitalization Subsequent to Acquisition	Land	Bldg & Imp	Total	Accumulated Deprecia-tion	Date of Construc-tion	Date Acquired	Depreciable Life
Shopping Center											
Somerset, NJ	$ -0-	$ 55,182	$ 637,097	$ 515,123	$ 55,182	$ 1,152,220	$ 1,207,402	$ 932,992	1970	1970	10-33
Industrial Building											
Ramsey, NJ	-0-	52,639	291,500	1,066,648	52,639	1,358,148	1,410,787	745,203	1969	1969	7-40
Monaca, PA	-0-	330,773	878,081	1,208,751	330,773	2,086,832	2,417,605	1,366,207	1977	1977*	5-31.5
Orangeburg, NY	364,498	694,720	2,977,372	-0-	694,720	2,977,372	3,672,092	1,028,039	1990	1993	31.5
South Brunswick, NJ	-0-	1,128,000	4,087,400	299,485	1,128,000	4,386,885	5,514,885	1,444,378	1974	1993	31.5
Greensboro, NC	-0-	327,100	1,853,700	-0-	327,100	1,853,700	2,180,800	615,757	1988	1993	31.5
Jackson, MS	373,626	218,000	1,233,500	106,501	218,000	1,340,001	1,558,001	404,543	1988	1993	39
Franklin , MA	414,965	566,000	4,148,000	-0-	566,000	4,148,000	4,714,000	1,010,371	1991	1994	39
Witchita, KS	0	268,000	1,518,000	24,245	268,000	1,542,245	1,810,245	371,121	1995	1994	39
Urbandale, IO	182,989	310,000	1,758,000	2,736	310,000	1,760,736	2,070,736	428,283	1985	1994	39
Richland, MS	207,819	211,000	1,195,000	-0-	211,000	1,195,000	1,406,000	291,095	1986	1994	39
O'Fallon, MO	1,095,093	264,000	3,302,000	7,000	264,000	3,309,000	3,573,000	719,686	1989	1994	39
Fayetteville, NC	2,801,133	172,000	4,467,885	17,360	172,000	4,485,245	4,657,245	745,055	1996	1997	39
Schaumburg, IL	2,545,793	1,039,800	3,694,321	-0-	1,039,800	3,694,321	4,734,121	615,699	1997	1997	39
Burr Ridge, IL	883,861	270,000	1,236,599	-0-	270,000	1,236,599	1,506,599	174,338	1997	1997	39
Romulus, MI	2,151,940	531,000	3,653,883	12,078	531,000	3,665,961	4,196,961	518,850	1998	1998	39
Liberty, MO	3,637,322	723,000	6,510,546	-0-	723,000	6,510,546	7,233,546	918,074	1997	1998	39
Omaha, NE	3,236,441	1,170,000	4,425,500	-0-	1,170,000	4,425,500	5,595,500	510,614	1999	1999	39
Charlottesville, VA	2,233,032	1,170,000	2,845,000	-0-	1,170,000	2,845,000	4,015,000	328,266	1998	1999	39
Jacksonville, FL	3,440,326	1,165,000	4,668,080	3,056	1,165,000	4,671,136	5,836,136	539,208	1998	1999	39
Union City, OH	2,577,450	695,000	3,342,000	808,873	695,000	4,150,873	4,845,873	299,977	1999	2000	39
Richmond, VA	4,928,959	1,160,000	6,413,305	3,000	1,160,000	6,416,305	7,576,305	412,291	2000	2001	39
St. Joseph, MO	7,980,478	800,000	11,753,964	-0-	800,000	11,753,964	12,553,964	753,422	2000	2001	39
Newington, CT	2,235,607	410,000	2,961,000	5,486	410,000	2,966,486	3,376,486	189,804	2001	2001	39
Cudahy, WI	3,862,951	980,000	5,050,997	2,618	980,000	5,053,615	6,033,615	323,903	2001	2001	39
Beltsville, MD	5,427,127	3,200,000	5,958,773	-0-	3,200,000	5,958,773	9,158,773	381,959	2000	2001	39
Granite City, IL	8,770,809	340,000	12,046,675	-0-	340,000	12,046,675	12,386,675	463,412	2001	2001	39
Monroe, NC	3,753,546	500,000	4,981,022	-0-	500,000	4,981,022	5,481,022	191,570	2001	2001	39
Winston-Salem, NC	4,607,334	980,000	5,610,000	-0-	980,000	5,610,000	6,590,000	215,760	2001	2002	39
Elgin, IL	4,735,617	1,280,000	5,529,488	-0-	1,280,000	5,529,488	6,809,488	212,664	2002	2002	39
Tolleson, AZ	10,615,499	1,320,000	13,329,000	-0-	1,320,000	13,329,000	14,649,000	170,874	2002	2002	39
Ft. Myers, FL	3,131,807	1,910,000	2,499,093	-0-	1,910,000	2,499,093	4,409,093	32,040	1974**	2002	39
Edwardsville, KS	4,713,277	1,185,000	5,815,148	-0-	1,185,000	5,815,148	7,000,148	74,535	2002	2003	39
	$ 90,909,299	$ 25,426,214	$ 140,671,929	$ 4,082,960	$ 25,426,214	$ 144,754,889	$ 170,181,103	$ 17,429,990			

*Buildings and improvements reacquired in 1986.

**Property was renovated in 2001.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION, (CONT'D.)

(1) Reconciliation

REAL ESTATE INVESTMENTS

	9/30/03	9/30/02	9/30/01
Balance-Beginning of Year	$ 142,957,878	$ 113,971,563	$ 74,996,066
Additions:			
Acquisitions	26,058,241	31,274,685	38,688,039
Improvements	1,164,984	246,230	287,458
Total Additions	27,223,225	31,520,915	38,975,497
Sales	-0-	(2,534,600)	-0-
Balance-End of Year	$ 170,181,103	$ 142,957,878	$ 113,971,563

ACCUMULATED DEPRECIATION

	9/30/03	9/30/02	9/30/01
Balance-Beginning of Year	$ 13,869,844	$ 11,268,700	$ 9,102,373
Depreciation	3,560,146	2,941,097	2,166,327
Sales	-0-	(339,954)	-0-
Balance-End of Year	$ 17,429,990	$ 13,869,844	$ 11,268,700

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
NOTES TO SCHEDULE III
SEPTEMBER 30,

(1) Reconciliation

	2003	2002	2001
Balance – Beginning of Year	$ 142,957,878	$ 113,971,563	$ 74,996,066
Additions:			
Ramsey, NJ	-0-	3,997	178,937
Somerset, NJ	3,314	30,488	-0-
Monaca, PA	5,450	154,154	84,543
Orangeburg, NY	-0-	-0-	-0-
South Brunswick, NJ	196,287	45,237	11,900
Greensboro, NC	-0-	-0-	-0-
Jackson, MS	105,415	-0-	-0-
Franklin, MA	-0-	-0-	-0-
Wichita, KA	24,245	-0-	-0-
Urbandale, IA	-0-	2,736	-0-
Richland, MS	-0-	-0-	-0-
O'Fallon, MO	-0-	7,000	-0-
Fayetteville, NC	17,360	-0-	-0-
Schaumburg, IL	-0-	-0-	-0-
Burr Ridge, IL	-0-	-0-	-0-
Romulus, MI	-0-	-0-	12,078
Liberty, MO	-0-	-0-	-0-
Omaha, NE	-0-	-0-	-0-
Charlottesville, VA	-0-	-0-	-0-
Jacksonville, FL	3,056	-0-	-0-
Union Township, OH	808,873	-0-	-0-
Richmond, VA	3,000	-0-	7,573,305
St. Joseph, MO	-0-	-0-	12,553,964
Newington, CT	5,486	-0-	3,371,000
Cudahy, WI	-0-	2,618	6,030,997
Beltsville, MD	-0-	-0-	9,158,773
Granite City, IL	(7,502)	12,394,175	-0-
Monroe, NC	-0-	5,481,022	-0-
Winston Salem, NC	-0-	6,590,000	-0-
Elgin, IL	-0-	6,809,488	-0-
Tolleson, AZ	14,649,000	-0-	-0-
Ft. Myers, FL	4,409,093	-0-	-0-
Edwardsville, KS	7,000,148	-0-	-0-
Total Additions	27,223,225	31,520,915	38,975,497
Sales:			
Virginia Beach, VA	-0-	(2,534,600)	-0-
Balance – End of Year	$ 170,181,103	$ 142,957,878	$ 113,971,563

(2) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003	By: /s/ Eugene W. Landy Eugene W. Landy, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 19, 2003	By: /s/ Eugene W. Landy Eugene W. Landy, President and Director
Date: December 19, 2003	By: /s/ Ernest V. Bencivenga Ernest V. Bencivenga, Treasurer and Director
Date: December 19, 2003	By: /s/ Anna T. Chew Anna T. Chew, Chief Financial Officer and Director
Date: December 19, 2003	By: /s/ Daniel D. Cronheim Daniel D. Cronheim, Director
Date: December 19, 2003	By: /s/ Matthew I. Hirsch Matthew I. Hirsch, Director
Date: December 19, 2003	By: /s/ Charles P. Kaempffer Charles P. Kaempffer, Director
Date: December 19, 2003	By: /s/ Samuel A. Landy Samuel A. Landy, Director
Date: December 19, 2003	By: /s/ Cynthia J.Morgenstern Cynthia J. Morgenstern Executive Vice President and Director
Date: December 19, 2003	By: /s/ John R. Sampson John R. Sampson, Director
Date: December 19, 2003	By: /s/ Peter J. Weidhorn Peter J. Weidhorn, Director
Date: December 19, 2003	By: /s/ Stephen B. Wolgin Stephen B. Wolgin, Director

Exhibit 31.1

CERTIFICATIONS

I, Eugene W. Landy, certify that:

1. I have reviewed this annual report on Form 10-K of Monmouth Real Estate Investment Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2003

By: /s/ Eugene W. Landy
Eugene W. Landy
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Anna T. Chew, certify that:

1. I have reviewed this annual report on Form 10-K of Monmouth Real Estate Investment Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2003

By: /s/ Anna T. Chew
Anna T. Chew
Chief Financial Officer

Exhibit 32

**CERTIFICATION OF CEO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Monmouth Real Estate Investment Corporation (the "Company") for the quarterly period ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene W. Landy, as Chief Executive Officer of the Company, and Anna T. Chew, as Chief Financial Officer, each hereby certifies, pursuant to 18 U.S.C. (section) 1350, as adopted pursuant to (section) 906 of the Sarbanes-Oxley Act of 2002, that, to the best of their knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Eugene W. Landy
Name: Eugene W. Landy
Title: Chief Executive Officer
Date: December 19, 2003

By: /s/ Anna T. Chew
Name: Anna T. Chew
Title: Chief Financial Officer
Date: December 19, 2003

Directors

Ernest V. Bencivenga
Financial Consultant
Secretary-Treasurer,
Monmouth Capital Corporation
and United Mobile Homes, Inc.

Anna T. Chew
Certified Public Accountant
Vice President,
Monmouth Capital Corporation
and United Mobile Homes, Inc.

Daniel D. Cronheim
Attorney-at-Law
Executive Vice President,
General Counsel,
David Cronheim Company

Matthew I. Hirsch
Attorney-at-Law

Charles P. Kaempffer
Certified Public Accountant
Investor

Eugene W. Landy
Attorney-at-Law
President,
Monmouth Capital Corporation;
Chairman of the Board,
United Mobile Homes, Inc.

Samuel A. Landy
Attorney-at-Law
President,
United Mobile Homes, Inc.

Cynthia J. Morgenstern
Executive Vice President

John R. Sampson
Managing Director and Co-founder,
Kalorama Partners, LLC

Peter J. Weidhorn
Investor

Stephen B. Wolgin
Principal
U.S. Real Estate Advisors
and the Wolgin Group

The Board of Directors of Monmouth Real Estate Investment Corporation has reviewed the positions and associations of each of the directors to be elected in 2004 to be certain that the Board meets the independence requirements under applicable laws, rules and regulations.

Officers

Eugene W. Landy
President

Cynthia J. Morgenstern
Executive Vice President

Louise F. Green
Secretary

Ernest V. Bencivenga
Treasurer

Mary Anne Dawson
Assistant Treasurer

Anna T. Chew
Chief Financial Officer

Maureen E. Coady
Controller

Real Estate Advisor

David Cronheim Company
Robert Cronheim,
President

Corporate Information

Corporate Office
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent & Registrar
As of January 1, 2004:
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

Stock Listing
NASDAQ/NMS
Symbol MNRTA

Relationship Managers
Rosemarie A. Faccone
Susan Jordan

Internet Address
www.mreic.com

Email Address
mreic@mreic.com

MREIC | Monmouth Real Estate Investment Corporation

Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, New Jersey 07728
(732) 577-9996
www.mreic.com